  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 1996.
                                                REGISTRATION NO. 333-00337
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ---------------
                                CENTOCOR, INC.
            (Exact name of registrant as specified in its charter)
  Pennsylvania                                                  23-2117202
(State or other                                              (I.R.S. Employer
jurisdiction of                                               Identification
 incorporation                                                     No.)
       or
 organization)
      200 Great Valley Parkway Malvern, Pennsylvania 19355 (610) 651-6000
                                ---------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
   George D. Hobbs, Esquire Vice President, Corporate Counsel and Secretary Centocor, Inc. 200 Great Valley Parkway Malvern, Pennsylvania 19355 (610) 651-
                                     6000
                                ---------------
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:


Kathleen M. Shay, Esquire                      Bruce K. Dallas, Esquire Davis
Duane, Morris & Heckscher                      Polk & Wardwell 450 Lexington
One Liberty Place                              Avenue New York, NY 10017
Philadelphia, PA 19103-7396
                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [_]

                                ---------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                               EXPLANATORY NOTE

   This Registration Statement contains a prospectus relating to a public offering in the United States and Canada (the "United States Offering") of an aggregate of 2,800,000 shares of common stock, par value $.01 per share ("Common Stock"), of Centocor, Inc., together with separate prospectus pages relating to a concurrent offering outside the United States and Canada (the "International Offering") of an aggregate of 700,000 shares of Common Stock. The complete prospectus for the United States Offering follows immediately after this Explanatory Note. After such prospectus is the alternate front cover page for the International Offering. All other pages of the prospectus for the United States Offering are to be used for both the United States Offering and the International Offering.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued February 16, 1996

                                3,500,000 Shares

      [LOGO OF CENTOCOR INC.     CENTOCOR, INC.
       APPEARS HERE]              COMMON STOCK
                                  -----------

OF THE 3,500,000 SHARES OF COMMON STOCK BEING OFFERED, 2,800,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND 700,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK OF CENTOCOR, INC. IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CNTO." ON FEBRUARY 14, 1996, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $32 1/4 PER SHARE.
                                  -----------

SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------
                              PRICE $     A SHARE
                                  -----------

                                                      UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1)  COMPANY(2)
                                             -------- -------------  -----------
Per Share...................................   $           $             $
Total(3)....................................  $           $             $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $400,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 525,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
      Company will be $          , $           and $          , respectively.
      See "Underwriters."
                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected
that delivery of the Shares will be made on or about           , 1996, at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y. against payment therefor in immediately available funds.
                                  -----------

  MORGAN STANLEY & CO.
      Incorporated
                  HAMBRECHT & QUIST

                                 J.P. MORGAN & CO.

      , 1996

   NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

   FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Use of Proceeds.....................   13
Price Range of Common Stock and
 Dividend Policy....................   13
Dilution............................   14
Capitalization......................   15
Selected Consolidated Financial Da-
 ta.................................   16
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   17

                                      PAGE
                                      ----
Business............................   23
Management..........................   35
Description of Capital Stock........   37
Certain U.S. Federal Tax
 Considerations for Non-U.S.
 Holders of Common Stock............   40
Underwriters........................   43
Legal Matters.......................   45
Experts.............................   46
Incorporation of Certain Documents
 by Reference.......................   46
Available Information...............   46

                               ----------------
   In this Prospectus, the terms "Centocor" and the "Company" include Centocor, Inc. and its subsidiaries, and the term "Common Stock" refers to the common stock, $.01 par value, of the Company, including the common stock purchase rights attached thereto as described herein under the caption "Description of Capital Stock--The Rights Agreement." The Company was incorporated in Pennsylvania in 1979. The Company's corporate headquarters are located at 200 Great Valley Parkway, Malvern, Pennsylvania 19355, and its telephone number is (610) 651-6000.
                               ----------------
   Panorex, CenTNF, HA-1A, Myoscint, CA 125 II, CAPTIA Syphilis G, CA 19-9, CA 15-3, CA 72-4, P-glycoCHEK, CAPTIA CMV and RRED are trademarks of Centocor. ReoPro is a trademark of Eli Lilly and Company. GeneVax is a trademark of Apollon, Inc. Corsevin is a trademark of Corvas International, Inc. CYFRA 21-1 is a trademark of Boehringer Mannheim GmbH.
                               ----------------

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option.

                                  THE COMPANY

   Centocor is a biotechnology company that develops therapeutic and diagnostic human health care products for cardiovascular, autoimmune and infectious diseases and cancer. The Company's primary technological focus is on monoclonal antibodies, with additional programs in genetic vaccines and peptides. The Company's strategy is to identify proprietary high value-added product opportunities, and to commercialize those opportunities by focusing on clinical development, regulatory process, manufacturing and market development. The Company seeks to license technology and product candidates from research institutions and other biotechnology companies, in addition to conducting selected basic research.

   The Company has two therapeutic products approved for sale and several product candidates in various stages of development. ReoPro is marketed and sold in the United States and Europe for the reduction of acute ischemic cardiac complications in patients undergoing angioplasty procedures who are at high risk for abrupt artery closure. Panorex is marketed and sold in Germany as an adjuvant therapy in the treatment of post-operative colorectal cancer. The Company also markets several diagnostic products for cancer and infectious disease in the United States, Europe and Japan.

   ReoPro is effective in inhibiting blood clotting by inhibiting the aggregation of platelets. Anticoagulation agents such as ReoPro are used in the treatment of cardiovascular diseases to prevent blood clots. The three main markets for these agents are angioplasty, unstable angina and myocardial infarction (heart attack). Following the successful completion of the EPIC Phase III clinical trial of ReoPro and subsequent Food and Drug Administration ("FDA") approval, the Company commenced commercial sales of ReoPro in January 1995 for patients who are at high risk for abrupt artery closure following angioplasty. The Company estimates that in 1995 approximately 800,000 angioplasty procedures were conducted worldwide, with approximately 30% of these procedures being performed in patients who are at high risk for abrupt artery closure following the procedure. ReoPro is currently marketed in a number of countries, including the United States, Germany, the United Kingdom and France. Under a Sales and Distribution Agreement between Eli Lilly and Company ("Lilly") and the Company, Lilly is the exclusive worldwide distributor of ReoPro.

   Due to positive findings at interim analyses, in December 1995 Centocor halted two Phase III clinical trials of ReoPro, the EPILOG trial and the CAPTURE trial. The EPILOG trial was a randomized, double-blind, placebo-controlled trial to evaluate 30-day and 6-month clinical outcomes in all patients following angioplasty procedures. Because an interim analysis of the first 1,500 patients enrolled in the trial revealed approximately a 70% reduction in death and heart attack rates within 30 days of the angioplasty procedure for patients receiving ReoPro, the EPILOG study was halted on the recommendation of the EPILOG independent Safety and Efficacy Monitoring Committee. The CAPTURE trial was a randomized, double-blind, placebo-controlled trial to evaluate ReoPro in patients scheduled for urgent angioplasty procedures due to refractory unstable angina. Because of positive findings after an analysis of the first 1,050 patients enrolled in the trial, the CAPTURE study was halted on the recommendation of the CAPTURE independent Safety and Efficacy Monitoring Committee. After completing data analyses for these trials, the Company expects to seek additional regulatory approvals in the United States and Europe for expanded indications. In addition, the Company and Lilly have designed additional clinical trials to study the effects of ReoPro in patients undergoing angioplasty procedures for acute myocardial infarction and in conjunction with stents.

   In both the EPILOG and the CAPTURE trials, patient bleeding was markedly lower than that experienced in the EPIC trial. The EPILOG and CAPTURE trials were designed with a focus on reducing bleeding events by lowering the dosage of heparin and implementing certain other procedures at the puncture site. These adjustments resulted in a reduction of bleeding events in patients receiving ReoPro to essentially the same level as in patients receiving placebo.

   Panorex is the first monoclonal antibody product approved for cancer. Panorex binds to colon cancer cells and destroys them using various immunologic mechanisms. In a Phase III trial conducted in Germany, Panorex showed a five-year 30% mortality benefit and 27% reduction in tumor recurrences. In December 1994, the Paul Ehrlich Institute, the German regulatory body for vaccines and antibodies, granted the Company marketing authorization for the use of Panorex as an adjuvant therapy in the treatment of post-operative colorectal cancer. Applications for marketing authorization have also been submitted in Austria, Switzerland, Finland and Sweden. During 1993, the Company and Glaxo Wellcome plc ("Glaxo Wellcome") entered into an alliance agreement for the development and marketing of certain of the Company's monoclonal antibody-based cancer therapeutic products, including Panorex. Pursuant to that agreement, Glaxo Wellcome is the worldwide distributor of Panorex. Glaxo Wellcome is conducting Phase III trials for Panorex in North America, Europe and certain other countries. According to recent estimates, there are 380,000 cases of colorectal cancer in the United States and Europe per year and 40,000 new colorectal cancer patients per year in Germany.

   The Company is currently developing CenTNF, a chimeric monoclonal antibody that binds to tumor necrosis factor alpha, which is believed to be critical to the human body's reaction to inflammation. The Company is conducting Phase II clinical trials of CenTNF for the treatment of rheumatoid arthritis and the inflammatory bowel condition known as Crohn's disease.

   Sales of the Company's diagnostic products were approximately $43 million and $40 million for the years ended December 31, 1995 and 1994, respectively. These sales consisted principally of in-vitro diagnostic assays for ovarian, pancreatic, breast and certain other cancers and for infectious diseases. On January 26, 1996, Myoscint, a cardiac imaging agent currently sold in certain European countries, was recommended for approval by the Cardiovascular and Renal Drugs Advisory Committee of the FDA for imaging in the setting of chest pain suspected to be caused by myocardial infarction. In addition, in February 1996, Myoscint was approved for sale by the Japanese Ministry of Health and Welfare, subject to pricing approval.

   Consistent with its strategy, the Company maintains and seeks strategic alliances with major pharmaceutical companies for the commercialization and marketing of each of its therapeutic products, pursuant to which the Company and its respective partner jointly focus on the continued clinical and market development for the product, while the Company's partner primarily conducts the marketing, promotion and distribution of such product. The Company maintains and seeks distribution agreements for its diagnostic products with companies having established positions and distribution networks in applicable market segments.

                                  THE OFFERING

 Common Stock offered:
  United States offering.....................  2,800,000 shares(1)
  International offering.....................    700,000 shares
    Total....................................  3,500,000 shares(1)
 Common Stock outstanding after the offering. 62,038,000 shares(1)(2)
 Use of proceeds............................. Debt repayment, working capital and other corporate purposes. See
                                              "Use of Proceeds."
 Nasdaq National Market symbol............... CNTO

--------
(1) Excludes up to 525,000 shares of Common Stock subject to the U.S. Underwriters' over-allotment option.

(2) Based on approximately 58,538,000 shares of Common Stock outstanding on December 31, 1995. Excludes (a) approximately 5,357,000 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants with exercise prices ranging from $6.88 to $64.50 per share (b) approximately 255,000 shares of Common Stock subject to unvested restricted stock awards and (c) approximately 5,892,000 shares of Common Stock issuable upon the conversion of the Company's 7 1/4% Convertible Subordinated Notes Due February 1, 2001 (the "7 1/4% Convertible Notes") and 6 3/4% Convertible Subordinated Debentures Due 2001 (the "6 3/4% Convertible Debentures"). As of December 31, 1995, the Company had outstanding options and warrants to purchase approximately 4,905,000 shares of Common Stock at exercise prices below the assumed public offering price of $32.875 per share (the closing price of the Common Stock on February 12, 1996) with a weighted average exercise price of $11.21 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------
                              1991       1992       1993      1994       1995
                            ---------  ---------  --------  ---------  --------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Sales....................  $  44,328  $  58,394  $ 48,071  $  39,984  $ 65,001
 Contracts:
  Related parties.........      4,902     16,071    10,109      1,652        --
  Other...................      3,967     51,767    17,750     25,590    13,915
                            ---------  ---------  --------  ---------  --------
 Total revenues...........     53,197    126,232    75,930     67,226    78,916
Costs and expenses(1).....    247,151    295,978   130,683    173,290   126,219
Other income (ex-
 penses)(2)...............     (1,601)   (24,400)  (19,626)   (20,594)   (9,829)
                            ---------  ---------  --------  ---------  --------
Loss......................  $(195,555) $(194,146) $(74,379) $(126,658) $(57,132)
                            =========  =========  ========  =========  ========
Loss per share............  $   (5.72) $   (4.90) $  (1.79) $   (2.55) $  (0.98)
                            =========  =========  ========  =========  ========
Weighted average number of
 shares outstanding(3)....     34,172     39,623    41,482     49,597    58,207

                                                           DECEMBER 31, 1995
                                                        ------------------------
                                                         ACTUAL   AS ADJUSTED(5)
                                                        --------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and investments(4)................................ $137,206     $136,039
Total assets...........................................  260,284      257,260
Long-term debt.........................................  231,640      125,000
Shareholders' equity (deficit).........................  (29,396)      74,220

--------

No dividends have been declared or paid during any of the periods presented.

(1) Costs and expenses include the following: (a) charges for acquired research and development of $70,147 and $36,966 in 1991 and 1994, respectively, (b) charges of $64,877 and $3,500 in 1992 and 1993, respectively, related to HA-1A inventory, (c) restructuring charges of $15,266, $9,387 and $1,642 in 1992, 1993 and 1995, respectively, (d) a royalty buyout of $17,098 in 1994 and (e) a write-down of facilities and equipment of $7,870 in 1994.

(2) Other income (expenses) include charges of $11,245, $1,275 and $3,750 in 1992, 1994 and 1995, respectively, related to the settlement of certain litigation.
(3) No shares of Common Stock issuable upon the exercise of stock options or warrants or the vesting of restricted stock awards have been included as their inclusion would have an antidilutive effect because the Company has incurred a net loss in each period presented.

(4) Cash and investments at December 31, 1995 include equity investments classified as available for sale of $5,769, and $27,500 of investments maintained at certain banks as collateral for certain debt outstanding at December 31, 1995.

(5) Adjusted to give effect to the sale of 3,500,000 shares of Common Stock offered by the Company in this offering at an assumed public offering price of $32.875 per share, and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."

                                 RISK FACTORS

   Before purchasing the shares of Common Stock offered hereby, prospective investors should consider carefully the risk factors set forth below as well as the other information set forth elsewhere in this Prospectus or incorporated herein by reference in evaluating the Company and its business.

LIQUIDITY AND CAPITAL RESOURCES; NEED FOR AND UNCERTAINTY OF ADDITIONAL
CAPITAL

   The Company has incurred significant operating expenses attempting to develop therapeutic and diagnostic products. The Company's product sales have not produced sufficient revenues to cover the Company's operating costs. Consequently, the Company has experienced substantial net cash outflows, which have been only partially offset by significant contract revenues received through collaborative alliances with pharmaceutical companies and the Company's financing activities.

   The Company's future financial condition is highly dependent upon the reduction of the Company's rate of net cash outflows and, ultimately, upon the achievement of significant and sustained levels of therapeutic product sales. For the year ended December 31, 1995, sales of the Company's products, including ReoPro and Panorex, did not generate sufficient revenue to result in positive cash flow for the year. Under the Company's strategy of entering into collaborative alliances with established pharmaceutical companies, the Company generally shares sales revenues from products covered by such arrangements with its partners. There can be no assurance that those products, in conjunction with the Company's therapeutic product candidates under development and diagnostic products, will achieve a level of sales sufficient to generate positive cash flow from operations for the Company, given the current and currently anticipated future scope of the Company's operations. The level of future sales of both diagnostic and therapeutic products will be dependent upon several factors, including, but not limited to, the timing and extent of future regulatory approvals of the Company's products, approval and commercialization of competitive products and the degree of acceptance of the Company's products in the marketplace. There can be no assurance that FDA or other regulatory approvals expanding the authorized use of ReoPro and Panorex or permitting the commercial sale of any of the Company's product candidates under development will be obtained. Failure to obtain additional timely FDA or other regulatory approvals for the use of ReoPro and Panorex or other product candidates will have a material adverse effect on the Company.

   Until significant and sustained levels of therapeutic product sales are achieved, the Company expects that it will need to secure significant additional funding in the future from collaborative arrangements with pharmaceutical companies or from the capital markets. There can be no assurance that sufficient additional funding will be available to the Company or that the Company can obtain additional collaborations with established pharmaceutical companies and receive payments for product rights and/or the achievement of milestones under such collaborative agreements. Even if the Company obtains such funding, there can be no assurance that such funding will be sufficient to sustain the Company's operations until it generates positive cash flows from operations.

   Agreements covering $18,289,000 of Centocor's outstanding debt balances contain certain financial and non-financial covenants, including the maintenance of minimum equity and cash balances and compliance with certain financial ratios. Centocor is currently not in compliance with certain of these covenants; however, Centocor has obtained waivers of such covenants on the condition that it maintains certain investments at the lending bank, which at December 31, 1995 totalled $20,000,000. There can be no assurance that Centocor will be able to continue to collateralize such loans and, accordingly, Centocor has classified this $18,289,000 of debt as short-term. Additionally, $7,500,000 of Centocor's short-term debt is secured by investments maintained at the lending bank of $7,500,000. If cash flows continue to be negative, Centocor's ability to service its debt may be impaired.

HISTORY OF OPERATING LOSSES; RISKS ASSOCIATED WITH PRODUCTS UNDER DEVELOPMENT

   Centocor has recorded significant losses from operations. Many of Centocor's product candidates are in various stages of research, development or clinical testing, and cannot be sold commercially without first obtaining a license for marketing from the FDA and, outside the United States, other regulatory authorities. The process of obtaining such licenses usually takes a number of years to complete and requires significant expenditures to conduct clinical trials of the safety and efficacy of a potential product. There can be no assurance that any of the Company's products currently under development will obtain the required approvals or, if approved, will obtain sufficient market acceptance to become commercially successful. Even if one or more of its products under development is licensed for marketing by the FDA and achieves substantial market acceptance, there can be no assurance that the Company will achieve profitability. Additionally, the Company has in the past recorded substantial special charges for acquired research and development, inventory reserves for one of the Company's products that was withdrawn from the market, restructurings, a royalty buyout, and a writedown of certain facilities and equipment. There can be no assurance that Centocor will not record additional special charges in the future or that product sales will be sufficient to cover its future operating expenses.

LITIGATION

   The Company is subject to litigation, including those matters described elsewhere herein. See "Business-- Legal Proceedings." Litigation to which the Company is currently or has been subjected relates to, among other things, the Company's patent and intellectual property rights, licensing arrangements with other persons and financing activities. The Company cannot predict with certainty the eventual outcome of pending litigation, and could be required to incur substantial expense in defending these lawsuits. The Company has in the past taken substantial special charges relating to certain litigation, and there can be no assurance that pending, or future, legal proceedings will not result in additional special charges or have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON COLLABORATIVE PARTNERS; CUSTOMER CONCENTRATION

   Centocor's strategy for research, development and commercialization of certain of its products entails entering into various arrangements with corporate partners and others, including those discussed below. The success of these products is dependent, in part, upon the subsequent success of these outside parties in performing their responsibilities. The Company's collaborators may also compete with the Company. Although Centocor believes its collaborators have an economic incentive to succeed in performing their contractual responsibilities, the amount and timing of resources that they devote to these activities is not within the control of Centocor. There can be no assurance that such parties will perform their obligations as expected or that any revenue will be derived from such arrangements. If any of Centocor's collaborators breaches or terminates its agreement with the Company or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed, the Company may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated. The termination or cancellation of collaborative arrangements could also adversely affect the Company's financial condition, intellectual property position and operations. In addition, disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on the Company.

   In July 1992, Centocor and Lilly entered into a Sales and Distribution Agreement. Under that agreement, Centocor is principally responsible for developing and manufacturing ReoPro, and Lilly will assist Centocor in the regulatory filings and continued development of ReoPro for various clinical indications. Also, in the event Centocor cannot manufacture ReoPro or under certain other circumstances, such as material breach of the agreement by or the bankruptcy of Centocor, Lilly has the option to assume the manufacture of ReoPro and assure the continued supply of the product, even to the extent of acquiring Centocor's related manufacturing assets at their independently appraised values.

   Centocor may be required to make a payment to Lilly of $40 million through December 31, 1996, or decreasing amounts through December 31, 1999, in the event of any change in control of Centocor or in the event of any governmental action or determination that results in the Sales and Distribution Agreement not being in full force and effect in all material respects in major jurisdictions, excluding the United States, and the subsequent termination of the Sales and Distribution Agreement by Lilly based solely on such events.

   In November 1993, Centocor and Glaxo Wellcome entered into an alliance agreement for the development and marketing of certain of Centocor's monoclonal antibody-based cancer therapeutic products, including Panorex. In November 1994, Centocor and Glaxo Wellcome amended their alliance agreement and Glaxo Wellcome became the exclusive worldwide distributor for Panorex. Under the agreement, Glaxo Wellcome is responsible principally for the continuing clinical development of Panorex, and Centocor is responsible principally for manufacturing Panorex and securing regulatory approvals.

   The Company may seek additional collaborative arrangements to develop and commercialize its products in the future. There can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements in the future or that any such collaborative arrangements will be successful. In addition, there can be no assurance that the Company's collaborative partners will not pursue alternative technologies or develop alternative compounds independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with Centocor.

   During 1995, approximately 50% of the Company's total product sales were to three customers: Lilly, Glaxo Wellcome and Toray-Fuji Bionics, Inc. During 1994, approximately 60% of the Company's total product sales were to four customers: Abbott Laboratories, Boehringer Mannheim GmbH, CIS bio
International and Toray-Fuji Bionics, Inc.

PATENTS AND LICENSING ARRANGEMENTS; CPIII PURCHASE OPTION

   Products currently being marketed, developed or considered for development by the Company are in the area of biotechnology, an area in which there are extensive patent filings. The patent position of biotechnology firms generally is highly uncertain and involves complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that patent applications owned or licensed by the Company will result in patents being issued or that, if issued, such patents will afford protection against competitors with similar technology. In addition, there can be no assurance that products covered by such patents, or any other products developed by the Company or subject to licenses acquired by the Company, will not be covered by third party patents, in which case continued development and marketing of such products would require a license under such patents. There can be no assurance that such required licenses will be available to the Company or its licensees on acceptable terms.

   Other entities have filed applications for or have been issued patents and are expected to obtain additional patents to which Centocor may need to acquire rights. The extent to which Centocor may need to obtain rights to any such patents or to contest their scope or validity will depend on final product formulation and other factors. The ability to license any such patents and the likelihood of successfully contesting the scope or validity of such patents are uncertain and the costs associated therewith may be significant. If Centocor is required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, Centocor's ability to manufacture or market its products in the country of issuance of any such patent may be materially adversely affected.

   There has been substantial litigation regarding patent and other intellectual property rights in the biotechnology industry. Litigation may be necessary to enforce certain intellectual property rights of the Company. Any such litigation could result in substantial cost to and diversion of effort by the Company. See "--Litigation."

   ReoPro is being developed by Centocor for Centocor Partners III, L.P. ("CPIII"). Centocor has an exclusive option to purchase the limited partnership interests in CPIII. There can be no assurance that Centocor will exercise its option to purchase the limited partnership interests in CPIII. If Centocor does not or is unable to exercise such option, it will have no rights to the technology or products developed on behalf of CPIII, including ReoPro. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

GOVERNMENTAL REGULATION

   Substantially all of the Company's products require regulatory approval by governmental agencies. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing for safety and efficacy and approval processes by the FDA, as well as regulatory authorities in foreign countries. The process of obtaining such approvals is costly and time-consuming. There can be no assurance that required approvals will be obtained. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the ability of the Company or its collaborators to market products successfully and to generate revenues from sales.

   Any approved products are subject to continuing regulation, and non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve product license applications, restrictions on the Company's ability to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke product licenses and establishment licenses previously granted. Further, the regulation of recombinant DNA technologies and the regulation of manufacturing facilities by state, local and other authorities is subject to change. See "Business--Governmental Regulation."

UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

   The Company's ability to commercialize products successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from governmental health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available for the Company to maintain price levels sufficient for realization of an appropriate return on its investment in developing new products. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA, and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. Currently Medicare reimburses for angioplasty procedures on a per procedure basis regardless of whether additional drugs, such as ReoPro, are used in conjunction with the therapy. Although the Company is seeking to have angioplasty with ReoPro reimbursed at a higher rate than angioplasty without ReoPro, the Company believes the benefits of using ReoPro will outweigh its cost and accordingly believes that Medicare's current non-reimbursement policy will not adversely affect sales of ReoPro. Recent initiatives to reduce governmental deficits in the United States and elsewhere and to reform health care delivery are increasing these cost containment efforts. As managed care organizations continue to expand as a means of containing health care costs, the Company believes there may be attempts by such organizations to restrict use or delay authorization to use new products, such as those being developed by the Company, pending completion of cost/benefit analyses of such products by those managed care organizations. If adequate coverage and reimbursement levels are not provided by government and other third party payors for uses of the Company's products, the market acceptance of these products would be adversely affected.

SIGNIFICANT COMPETITION AND TECHNOLOGICAL CHANGE

   Monoclonal antibody, genetic vaccine and peptide technology and other innovations in biotechnology are being examined, evaluated and practiced in biology research laboratories throughout the United States and in many other countries, including laboratories of other biotechnology companies and major pharmaceutical firms, many of which have greater resources than Centocor.

   Several established pharmaceutical companies have internal research and development groups, and alliances with other biotechnology companies, and are seeking to develop monoclonal antibody-based, genetic vaccine-based, peptide-based and other biological products. In addition, a number of companies have recently entered the biological products field, some through acquisition or merger, and more may be expected to do so in the future. As a result, Centocor anticipates that new biological products will be developed by others.

   Centocor's management believes that its ability to compete in its targeted markets will depend upon, among other things, its ability to develop, produce and market innovative products. Centocor's management also believes that significant competition will come from established pharmaceutical companies that have greater capital resources, manufacturing and marketing experience, research and development staffs, sales forces and production facilities than Centocor. Such competition is expected to be in the form of a variety of therapeutic products, which may include monoclonal antibody-based, genetic vaccine-based and peptide-based products. There can be no assurance that the activities of others will not render Centocor's products or technologies obsolete or uncompetitive.

EXPOSURE TO CURRENCY FLUCTUATIONS

   Centocor maintains a pharmaceutical manufacturing facility in Leiden, The Netherlands and an in-vitro diagnostic products manufacturing facility in Guildford, England. In addition, product sales include sales in foreign currencies. As a result, Centocor's operating results are subject to currency fluctuations. Currency fluctuations may result in variations in the costs of products produced which may affect the Company's gross margin from sales. Furthermore, currency fluctuations may cause reported sales to fluctuate from period to period regardless of the fluctuation in the volume of such sales in foreign currencies.

CHANGE IN CONTROL

   Certain provisions of Centocor's charter documents (including cumulative voting provisions for electing directors and provisions permitting Centocor to issue preferred stock in the future), the terms of Centocor's shareholders rights plan, pursuant to which the holders of the Common Stock have certain rights to purchase shares of the Company's preferred stock, the terms relating to the acceleration of the exercisability of certain options and the vesting of certain restricted stock awards and the terms of certain convertible securities relating to the purchase of such securities by Centocor, may have the effect of delaying, deferring or preventing a change in control of Centocor, thereby possibly having the effect of depriving shareholders of receiving a premium for their shares of Common Stock. Certain provisions of Pennsylvania law relating to the acquisition of shares representing voting control over 20% or more of Centocor's stock may have a similar effect. See "Description of Capital Stock."

   Additionally, in the event of a change in control of Centocor, Centocor may be required to make a payment to Lilly of $40 million through December 31, 1996 or decreasing amounts through December 31, 1999. See "--Dependence on Collaborative Partners; Customer Concentration."

KEY PERSONNEL AND RELATIONSHIPS

   The success of Centocor will depend, in large part, on Centocor's continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, and on its ability to develop and maintain important relationships with leading research institutions and key distributors. Competition for such personnel and relationships is intense. There can be no assurance that Centocor will be able to attract or retain such personnel or maintain such relationships.

PRODUCT LIABILITY

   The testing and marketing of medical products entail an inherent risk of product liability. Centocor maintains limited product liability insurance coverage. Centocor's business may be materially adversely affected by a successful product liability claim in excess of any insurance coverage. There can be no assurance that product liability insurance coverage will continue to be available to Centocor in the future on reasonable terms or at all.

VARIATION IN QUARTERLY OPERATING RESULTS

   The Company's results of operations can be expected to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including timing of research and development expenses, the level of product sales, the completion or commencement of significant contracts and foreign exchange fluctuations. The Company believes that quarterly comparisons of its financial results should not be relied upon as an indication of future performance.

VOLATILITY OF CENTOCOR COMMON STOCK PRICE; ABSENCE OF DIVIDENDS

   The market prices for securities of biotechnology companies in general, and Centocor in particular, have been highly volatile and may continue to be highly volatile in the future. See "Price Range of Common Stock and Dividend Policy." Announcements of technological innovations or new commercial products by Centocor or its competitors, developments concerning proprietary rights, including patents, publicity regarding actual or potential medical results relating to products under development by Centocor, regulatory developments in both the United States and foreign countries, public concern as to the safety of biotechnology products and economic and other external factors or other calamity or crisis, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Common Stock. Centocor has not paid any dividends and does not expect to pay any dividends in the foreseeable future.

DILUTION

   As of December 31, 1995, approximately 5,612,000 shares of Common Stock were issuable upon exercise of outstanding options and warrants and upon vesting of restricted stock awards. Additionally, approximately 3,843,000 and 2,049,000 shares of Common Stock were issuable upon conversion of Centocor's 7 1/4% Convertible Notes and 6 3/4% Convertible Debentures, respectively. Centocor also holds an exclusive option under an arrangement with CPIII under which Centocor may issue additional shares of Common Stock to effect the purchase of the limited partnership interests in CPIII. To the extent such options and warrants are exercised and such securities are converted, the interests of holders of Common Stock will be diluted. As of December 31, 1995, there were approximately 58,538,000 shares of Common Stock issued and outstanding.

   As of December 31, 1995, Centocor had a net tangible book value per share of Common Stock of $(.77). Based on an assumed public offering price of $32.875 per share, purchasers of Common Stock in this offering will experience an immediate dilution of $31.905 per share. See "Dilution."

                                USE OF PROCEEDS

   The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $108,909,000 ($125,306,000 if the U.S. Underwriters' over-allotment option is exercised in full), assuming a public offering price of $32.875 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

   Upon the completion of the offering, the Company intends to call for redemption the 7 1/4% Convertible Notes at a redemption price of 103.222% of the outstanding principal amount. At December 31, 1995, the outstanding principal amount of the 7 1/4% Convertible Notes was $106,640,000. If, at the time of redemption, the market price of Centocor's Common Stock exceeds the $28.64 per share effective conversion price of the 7 1/4% Convertible Notes, Centocor anticipates that some or all of the holders of the 7 1/4% Convertible Notes will exercise their rights to convert the 7 1/4% Convertible Notes into the Company's Common Stock. To the extent the holders do not exercise such rights, the Company intends to use the proceeds from this offering to redeem the 7 1/4% Convertible Notes remaining outstanding. If the U.S. Underwriters' over-allotment option is not exercised and none of the 7 1/4% Convertible Notes are converted, the Company intends to use approximately $1,167,000 of cash on hand in addition to the net proceeds from the offering to redeem the 7 1/4% Convertible Notes.

   The balance of the proceeds not used to redeem 7 1/4% Convertible Notes, if any, will be utilized for working capital and other corporate purposes, which may include expenses associated with the development and clinical testing of therapeutic products, reduction of debt, purchase of the CPIII partnership interests and other acquisitions. The Company is not currently in discussions with respect to any acquisitions. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   The Company's Common Stock is traded publicly on the Nasdaq National Market under the trading symbol CNTO. The table below sets forth the high and low sale prices for the Company's Common Stock for the periods indicated as reported by the Nasdaq National Market.

                                                               HIGH      LOW
                                                               ----      ----
Year ended December 31, 1994
 First Quarter............................................... $ 14      $ 10
 Second Quarter..............................................   14 3/8     8 7/8
 Third Quarter...............................................   18 1/2     9 5/8
 Fourth Quarter..............................................   18 3/4    15 1/2
Year ended December 31, 1995
 First Quarter...............................................   21        14 1/2
 Second Quarter..............................................   16 3/8    12 1/8
 Third Quarter...............................................   14 35/64  10 7/8
 Fourth Quarter..............................................   33 1/8     9 5/8
Year ended December 31, 1996
 First Quarter (through February 14, 1996)...................   35 3/8    27 5/8

   On February 14, 1996, the reported last sale price for the Common Stock, as reported on the Nasdaq National Market, was $32.25 per share. On December 31, 1995, there were approximately 4,520 holders of record of the Common Stock.

   The Company has never declared or paid any dividends on its Common Stock. The Company does not anticipate paying any dividends in the foreseeable future and intends to retain future earnings for the development and expansion of its business.

                                   DILUTION

   The net tangible book value of the Company at December 31, 1995 was $(45,090,000) or $(.77) per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to (a) the proposed sale by Centocor of 3,500,000 shares of Common Stock in this offering at an assumed offering price of $32.875 per share (calculated after deduction of estimated underwriting discounts and commissions and estimated expenses associated with the offering and based on the closing price of the Common Stock on the Nasdaq National Market on February 12, 1996) and (b) the application of the net proceeds received from this offering and approximately $1,167,000 of cash on hand to redeem all $106,640,000 of outstanding 7 1/4% Convertible Notes, the pro forma net tangible book value of the Common Stock at December 31, 1995 would have been $60,383,000 or $.97 per share. This represents an immediate increase in net tangible book value of $1.74 per share to existing shareholders and an immediate dilution in net tangible book value of $31.905 per share to the purchasers of the Common Stock in the offering.

   The following table illustrates the calculation of the per share dilution described above:

       Assumed offering price per share.........................        $32.875
       Net tangible book value per share prior to the offering.. $(.77)
       Increase in net tangible book value per share
        attributable
        to new investors........................................  1.74
                                                                 -----
       Pro forma net tangible book value per share after giving
        effect to the offering..................................           .970
                                                                        -------
       Dilution per share to new investors in the offering......        $31.905
                                                                        =======

                                CAPITALIZATION

   The following table sets forth the consolidated capitalization of the Company at December 31, 1995, and as adjusted to give effect to the sale of the shares of Common Stock in this offering (at an assumed offering price of $32.875 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses). The following table assumes that the proceeds of this offering are used to redeem the 7 1/4% Convertible Notes and that no such notes are converted. See "Use of Proceeds."

                                                           (IN THOUSANDS)
                                                         DECEMBER 31, 1995
                                                      -------------------------
                                                       ACTUAL    AS ADJUSTED(1)
                                                      ---------  --------------
Long-term debt including current portion:
 7 1/4% Convertible Notes............................ $ 106,640    $      --
 6 3/4% Convertible Debentures.......................   125,000      125,000
 Other...............................................    18,289       18,289
                                                      ---------    ---------
  Total long-term debt including current portion.....   249,929      143,289
Minority interest....................................       617          617
Shareholders' equity:
 Preferred Stock, $.01 par value, 10,000,000 shares
  authorized, none issued and outstanding............        --           --
 Common Stock, $.01 par value, 100,000,000 shares
  authorized, approximately 58,538,000 shares issued
  and outstanding, 62,038,000 shares issued and
  outstanding as adjusted(2).........................       585          620
Additional paid-in capital...........................   770,068      878,942
Deficit..............................................  (808,839)    (814,132)
Unrealized gain on marketable securities.............     2,342        2,342
Cumulative foreign currency translation adjustments..     6,448        6,448
                                                      ---------    ---------
  Total shareholders' equity (deficit)...............   (29,396)      74,220
                                                      ---------    ---------
   Total capitalization.............................. $ 221,150    $ 218,126
                                                      =========    =========

--------

(1) Reflects the application of the net proceeds received from this offering and approximately $1,167,000 of cash on hand to redeem all $106,640,000 of outstanding 7 1/4% Convertible Notes. In the event some or all of the holders elect to convert such 7 1/4% Convertible Notes into Common Stock, which is probable if the market price of the Common Stock is above the effective conversion price of $28.64 per share, then such funds will be used for working capital and other corporate purposes. See "Use of Proceeds."

(2) Based on approximately 58,538,000 shares of Common Stock outstanding on December 31, 1995. Excludes (a) approximately 5,357,000 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants, (b) approximately 255,000 shares of Common Stock subject to unvested restricted stock awards and (c) approximately 5,892,000 shares of Common Stock issuable upon the conversion of the 7 1/4% Convertible Notes and 6 3/4% Convertible Debentures.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The Consolidated Statement of Operations Data set forth below for each of the years in the five-year period ended December 31, 1995 and the Consolidated Balance Sheet Data set forth below as of the years ended December 31, 1991 through 1995 are derived from the consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP. The Consolidated Statement of Operations Data for each of the years in the four-year period ended December 31, 1995 and the Consolidated Balance Sheet Data as of December 31, 1993, 1994 and 1995 are derived from the audited consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus. The selected consolidated financial data presented below should be read in conjunction with the Company's audited consolidated financial statements and notes thereto incorporated by reference herein and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Prospectus.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEAR ENDED  DECEMBER 31,
                            ---------------------------------------------------
                              1991       1992       1993      1994       1995
                            ---------  ---------  --------  ---------  --------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Sales....................  $  44,328  $  58,394  $ 48,071  $  39,984  $ 65,001
 Contracts:
  Related parties.........      4,902     16,071    10,109      1,652        --
  Other...................      3,967     51,767    17,750     25,590    13,915
                            ---------  ---------  --------  ---------  --------
 Total revenues...........     53,197    126,232    75,930     67,226    78,916
Costs and expenses(1).....    247,151    295,978   130,683    173,290   126,219
Other income
 (expenses)(2)............     (1,601)   (24,400)  (19,626)   (20,594)   (9,829)
                            ---------  ---------  --------  ---------  --------
Loss......................  $(195,555) $(194,146) $(74,379) $(126,658) $(57,132)
                            =========  =========  ========  =========  ========
Loss per share............  $   (5.72) $   (4.90) $  (1.79) $   (2.55) $  (0.98)
                            =========  =========  ========  =========  ========
Weighted average number of
 shares outstanding (3)...     34,172     39,623    41,482     49,597    58,207

                                          DECEMBER 31,
                          ---------------------------------------------
                            1991     1992     1993      1994     1995
                          -------- -------- --------  -------- --------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and investments(4).  $233,598 $163,083 $140,028  $184,507 $137,206
Total assets............   472,929  349,268  281,039   305,915  260,284
Long-term debt..........   259,368  238,166  238,100   231,640  231,640
Shareholders' equity
 (deficit)..............   144,027   30,721  (19,194)    5,278  (29,396)

--------
No dividends have been declared or paid during any of the periods presented.

(1) Costs and expenses include the following: (a) charges for acquired research and development of $70,147 and $36,966 in 1991 and 1994, respectively, (b) charges of $64,877 and $3,500 in 1992 and 1993, respectively, related to HA-1A inventory, (c) restructuring charges of $15,266, $9,387 and $1,642 in 1992, 1993 and 1995, respectively, (d) a royalty buyout of $17,098 in 1994, and (e) a write-down of facilities and equipment of $7,870 in 1994.

(2) Other income (expenses) include charges of $11,245, $1,275 and $3,750 in 1992, 1994 and 1995, respectively, related to the settlement of certain litigation.
(3) No shares of Common Stock issuable upon the exercise of stock options or warrants or the vesting of restricted stock awards have been included, as their inclusion would have an antidilutive effect because the Company has incurred a net loss in each period presented.

(4) Cash and investments at December 31, 1995 include equity investments classified as available for sale of $5,769, and $27,500 of investments maintained at certain banks as collateral for certain debt outstanding at December 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 General

   Centocor is a biotechnology company, which, since inception, has incurred significant operating expenses developing therapeutic and diagnostic products. The Company has also incurred significant special charges. To date, product sales have not produced sufficient revenues to cover the Company's operating expenses. Consequently, the Company has experienced substantial operating losses.

   The Company commenced commercial sales of two therapeutic products in 1995:
ReoPro in January 1995 and Panorex in February 1995. Because of positive findings at interim analyses, in December 1995 the Company halted two clinical trials of ReoPro designed to expand its authorized use. After completing the data analyses for these trials, the Company expects to seek additional regulatory approvals in the United States and Europe for expanded indications. The level of the Company's research and development expenses has been primarily dependent upon the extent of clinical trial activity. The Company does not anticipate that the termination of the two ReoPro clinical trials will result in any significant reduction in 1996 research and development expenses as compared to 1995 levels due principally to continued follow-up of enrolled patients and analysis of clinical trial data. Further, the impact on the level of sales of ReoPro of the early termination of these two trials will depend upon the timing and extent of any future regulatory approvals and the degree of market acceptance of ReoPro.

   In June 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of" ("Statement 121"), which requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company is required to adopt Statement 121 for 1996. The Company believes that the adoption of Statement 121 will not have a significant effect on its financial statements.

 Year ended December 31, 1995 compared to year ended December 31, 1994

   The increase in sales for the year ended December 31, 1995 as compared to the year ended December 31, 1994 is principally due to the commencement of sales of ReoPro in January 1995 and Panorex in February 1995.

   The Company is highly dependent upon the ability of its marketing partners to develop and expand the markets for both ReoPro and Panorex. For the year ended December 31, 1995, ReoPro sales to Lilly were $15,545,000 and Lilly's announced sales to end-users were $22,800,000. During the same period, the Company's sales of Panorex to Glaxo Wellcome were $6,531,000 and Glaxo Wellcome reported to the Company that sales to end-users were approximately $3,400,000. The level of the Company's sales of ReoPro to Lilly and of Panorex to Glaxo Wellcome is dependent upon the orders placed and the levels of inventory maintained by each of these marketing partners, which in 1995 included initial launch period quantities.

   Diagnostic product sales for the year ended December 31, 1995 were $42,859,000 as compared to $39,697,000 for the year ended December 31, 1994. The increase in sales for the year ended December 31, 1995 as compared to the year ended December 31, 1994 is primarily related to a third quarter reagent sale to a new customer within the oncology product line.

   The level of future sales of both diagnostic and therapeutic products will be dependent upon several factors, including, but not limited to, the timing and extent of future regulatory approvals of the Company's products, approval and commercialization of competitive products and ultimately the degree of acceptance of the Company's products in the marketplace. For the Company's diagnostic products, the level of sales is also dependent upon the extent of and timing of reagent sales to marketing partners developing new automated instruments, as well as the mix of completed diagnostic kit sales and sales of antibody to collaborative partners who pay the Company for such antibody upon sales of their respective diagnostic kits incorporating the Company's antibody. The Company is currently attempting to expand its diagnostic distribution channels to include additional distributors on a non-exclusive basis, which the Company expects will result in reduced sales prices on certain diagnostic products. The Company's gross margins from sales of antibodies to partners are higher than its gross margin from sales of its completed diagnostic kits.

   The decrease in contract revenues for the year ended December 31, 1995 as compared to the year ended December 31, 1994 was primarily due to the achievement of certain milestones and expansion of certain marketing and distribution rights with Glaxo Wellcome in 1994, which in the aggregate amounted to $14,000,000. Contract revenues for the year ended December 31, 1995 and 1994 included $10,000,000 and $9,500,000, respectively, recognized pursuant to the Company's agreements with Lilly as a result of the Company's achievement of milestones in the development of ReoPro. Contract revenues for the year ended December 31, 1994 also included $1,652,000 recognized pursuant to the Company's development agreement with Tocor II, Inc. ("Tocor II"). As a result of an exchange offer which was completed in March 1994 and pursuant to which the Company acquired all of the outstanding callable common stock of Tocor II (the "Exchange Offer"), the revenues under the Tocor II research program terminated in 1994. The level of contract revenues in future periods will depend primarily upon the extent to which the Company enters into other collaborative contractual arrangements, if any, and its achievement of milestones under current arrangements.

   Cost of sales increased for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due to the initiation of sales of ReoPro and Panorex. The Company is required to make certain royalty payments, based on sales of products, which payments represent a significant percentage of cost of sales. The Company expects an increase in cost of sales in 1996, the extent of which will depend primarily on the amount and mix of products sold. Beginning in 1997, the Company is required to make certain royalty payments to Lilly up to a designated level of sales of ReoPro. See "Business--Marketing and Sales." The Company's gross margins from sales of its therapeutic products were approximately 45% of such sales for the year ended December 31, 1995. There were no sales of therapeutic products in 1994. The Company's gross margins from sales of its diagnostic products were approximately 60% of such sales for the years ended December 31, 1995 and 1994, respectively.

   Research and development expenses for the year ended December 31, 1995 decreased as compared to the year ended December 31, 1994 due principally to the capitalization as inventory in 1995 of certain costs associated with the manufacture of ReoPro and Panorex. In 1994, such costs were not associated with the production of inventory and therefore were expensed as research and development expenses. Clinical trial expenses increased in 1995 as compared to 1994 because of the Company's efforts to obtain regulatory approvals for additional indications of therapeutic products and further developing other therapeutic and diagnostic product opportunities. The level of the Company's total research and development expenses in future periods is dependent upon the extent of clinical trial-related activities.

   Marketing, general and administrative expenses for the year ended December 31, 1995 increased as compared to the year ended December 31, 1994 due principally to increases in facilities, insurance and market development expenses. The levels of the Company's marketing, general and administrative expenses may increase in future periods as compared to 1995 levels if the Company expands its market development activities in connection with sales of therapeutic and diagnostic products.

   Interest income increased for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due principally to an increase in interest rates on investments and an increase in the Company's average cash and investment balances. Interest income in future periods will depend primarily on the level of the Company's investments and the rates of return obtained on such investments.

   Interest expense decreased for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due principally to a one-time adjustment of $2,200,000 on a loan which was renegotiated with the Commonwealth of Pennsylvania. Interest expense in future periods will depend upon the level of debt outstanding. If the offering made hereby is consummated and the 7 1/4% Convertible Notes are redeemed by the Company and/or the holders of the 7 1/4% Convertible Notes elect to convert the 7 1/4% Convertible Notes into Common Stock, the Company's interest expense will be reduced.

   Other income increased for the year ended December 31, 1995 as compared to the year ended December 31, 1994 due to the Company's equity in earnings of a company in which Centocor has invested. The Company does not expect any significant additional income from this investment in the near future.

   Other income (expenses) also includes a charge to operations of $3,750,000 for the year ended December 31, 1995 relating to the settlement of certain class action securities litigation. The results of operations for the year ended December 31, 1995 also included a charge to costs and expenses of $1,642,000 for severance costs related to a reduction in the level of the Company's personnel in the fourth quarter of 1995.

 Year ended December 31, 1994 compared to year ended December 31, 1993

   The decrease in sales for the year ended December 31, 1994 as compared to the year ended December 31, 1993 is principally due to lower sales of certain diagnostic reagents and the discontinuance of certain diagnostic product lines.

   Contract revenues for the year ended December 31, 1994 included $1,652,000 recognized pursuant to the Company's agreements with Tocor II, as compared to $10,109,000 for the year ended December 31, 1993. As a result of the Exchange Offer, the revenues under the Tocor II research program terminated in 1994. The decrease in contract revenue from Tocor II was principally offset by an increase in contract revenues recognized from Lilly and Glaxo Wellcome in connection with the achievement of milestones and the expansion of certain marketing and distribution rights. Contract revenues for the year ended December 31, 1994 included $9,500,000, as compared to $5,000,000 for the year ended December 31, 1993, recognized pursuant to the Company's agreements with Lilly. The Company recorded $14,000,000 and $10,000,000 of contract revenues for the years ended December 31, 1994 and 1993, respectively, pursuant to the Company's agreements with Glaxo Wellcome.

   Cost of sales increased for the year ended December 31, 1994 as compared to the year ended December 31, 1993 due to the mix of diagnostic products sold. The Company is required to make certain royalty payments based on sales of products, which payments represent a significant percentage of cost of sales. Gross margins decreased from 67% in 1993 to 60% in 1994. Such decrease was due to the higher percentage of diagnostic reagent sales in 1993 as compared to 1994, on which the Company realizes higher margins than on sales of its diagnostic kits.

   Research and development expenses increased for the year ended December 31, 1994 as compared to the year ended December 31, 1993 due principally to costs associated with increased clinical trials and regulatory activities related to products under development.

   Marketing, general and administrative expenses for the year ended December 31, 1994 decreased as compared to the year ended December 31, 1993 due principally to reductions in sales and administrative staffs, marketing expenses and other cost reductions.

   The results of operations for the year ended December 31, 1994 included a charge to earnings of $36,966,000 for acquired research and development in connection with the Exchange Offer. The results of operations for the year ended December 31, 1994 also included charges of $7,870,000 related to the writedown of certain facilities and equipment and $17,098,000 representing a royalty buyout relating to ReoPro. Additionally, a charge of $1,275,000 related to a litigation settlement was recorded in the fourth quarter of 1994.

   The results of operations for the year ended December 31, 1993 included restructuring charges of $4,273,000 related to reserves for certain fixed assets no longer used or subsequently disposed of and $5,114,000 principally related to severance. A charge of $3,500,000 related to HA-1A inventory was recorded in the fourth quarter of 1993. The Company commenced sales of HA-1A, a therapeutic product intended for the treatment of patients with severe sepsis resulting from Gram-negative bacterial infections, in Europe in 1990. The Company voluntarily discontinued sales of HA-1A in 1993, as a result of data from a U.S. clinical trial of HA-1A.

   Interest income increased in the year ended December 31, 1994 as compared to the year ended December 31, 1993 due principally to an increase in the Company's cash and investment balances as a result of the Exchange Offer. During 1994, the Company recorded unrealized losses of $3,649,000 compared to $2,477,000 for 1993, due to other than temporary reductions in the market value of marketable equity investments below the Company's cost for such investments.

QUARTERLY RESULTS

   The following table sets forth certain unaudited consolidated statement of operations data for the three years ended December 31, 1995:

                                           (IN THOUSANDS)
                                           QUARTER ENDED
                  -------------------------------------------------------------
                  MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,
                    1993       1993      1993       1993      1994       1994
                  ---------  --------  ---------  --------  ---------  --------
Total revenues... $ 14,978   $ 13,753  $ 16,729   $30,470   $ 15,273   $ 16,384
Cost and
 expenses:
 Cost of sales...    3,894      3,983     3,842     4,100      3,630      4,471
 Research and
  development....   18,711     16,760    15,964    14,678     14,389     16,666
 Marketing,
  general and
  administrative.    9,630      9,664     8,420     8,150      6,818      6,809
 Special charges.    4,273      5,114        --     3,500     36,966         --
                  --------   --------  --------   -------   --------   --------
Total costs and
 expenses........   36,508     35,521    28,226    30,428     61,803     27,946
Other income
 (expense).......   (3,999)    (4,254)   (4,307)   (7,066)    (4,107)    (3,856)
                  --------   --------  --------   -------   --------   --------
Net loss......... $(25,529)  $(26,022) $(15,804)  $(7,024)  $(50,637)  $(15,418)
                  ========   ========  ========   =======   ========   ========
                                          (IN THOUSANDS)
                                           QUARTER ENDED
                   -------------------------------------------------------------
                   SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,
                     1994       1994      1995       1995      1995       1995
                   ---------  --------  ---------  --------  ---------  --------
Total revenues...  $ 12,927   $ 22,642  $ 23,995   $ 20,754  $ 19,155    $15,012
Cost and
 expenses:
 Cost of sales...     3,652      4,231     8,625      8,071     7,271      5,199
 Research and
  development....    15,701     23,247    13,501     17,008    18,376     17,350
 Marketing,
  general and
  administrative.     7,159      4,583     7,494      7,120     7,643      6,919
 Special charges.        --     24,968        --         --        --      1,642
                   --------   --------  --------   --------  --------   --------
Total costs and
 expenses........    26,512     57,029    29,620     32,199    33,290     31,110
Other income
 (expense).......    (3,994)    (8,637)   (2,617)    (5,864)    1,980     (3,328)
                   --------   --------  --------   --------  --------   --------
Net loss.........  $(17,579)  $(43,024) $ (8,242)  $(17,309) $(12,155)  $(19,426)
                   ========   ========  ========   ========  ========   ========

The Company's losses, as a percentage of total revenues, have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the timing of research and development expenses, the level of product sales, the completion or commencement of significant contracts, and foreign exchange fluctuations. See "Risk Factors--Variation in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

   The Company has incurred significant operating expenses attempting to develop therapeutic and diagnostic products. The Company's product sales have not produced sufficient revenues to cover the Company's operating costs. Consequently, the Company has experienced substantial net cash outflows, which have been only partially offset by significant contract revenues received through collaborative alliances with pharmaceutical companies and the Company's financing activities.

   The Company's future financial condition is highly dependent upon the reduction of the Company's rate of net cash outflows and, ultimately, upon the achievement of significant and sustained levels of therapeutic product sales. For the year ended December 31, 1995, sales of the Company's products, including ReoPro and Panorex, did not generate sufficient revenue to result in positive cash flow for the year. Under the Company's strategy of entering into collaborative alliances with established pharmaceutical companies, the Company generally shares sales revenues from products covered by such arrangements with its partners. There can be no assurance that those products, in conjunction with the Company's therapeutic product candidates under development and diagnostic products, will achieve a level of sales sufficient to generate positive cash flow from operations for the Company, given the current and currently anticipated future scope of the Company's operations. The level of future sales of both diagnostic and therapeutic products will be dependent upon several factors, including, but not limited to, the timing and extent of future regulatory approvals of the Company's products, approval and commercialization of competitive products and the degree of acceptance of the Company's products in the marketplace. There can be no assurance that FDA or other regulatory approvals expanding the authorized use of ReoPro and Panorex or permitting the commercial sale of any of the Company's product candidates under development will be obtained. Failure to obtain additional timely FDA or other regulatory approvals for the use of ReoPro and Panorex or other product candidates will have a material adverse effect on the Company.

   Until significant and sustained levels of therapeutic product sales are achieved, the Company expects that it will need to secure significant additional funding in the future from collaborative arrangements with pharmaceutical companies or from the capital markets. There can be no assurance that sufficient additional funding will be available to the Company or that the Company can obtain additional collaborations with established pharmaceutical companies and receive payments for product rights and/or the achievement of milestones under such collaborative agreements. Even if the Company obtains such funding, there can be no assurance that such funding will be sufficient to sustain the Company's operations until it generates positive cash flows from operations.

   At December 31, 1995, the Company had cash, cash equivalents and investments of $137,206,000, including equity investments of $5,769,000. For the year ended December 31, 1995, the Company had negative cash flows from operations of $56,551,000. The Company's total cash flows for the year ended December 31, 1995 included the receipt of $18,557,000 from the exercise of warrants and options to purchase shares of the Company's Common Stock. The extent and timing of future warrant and option exercises, if any, are primarily dependent upon the market price of the Company's Common Stock and general financial market conditions, as well as the exercise prices and expiration dates of the warrants and options. The Company's total cash, cash equivalents and investments decreased by $47,301,000 from December 31, 1994, principally as a result of cash used for operations, debt repayments, and purchases of fixed assets partially offset by cash received from the exercise of warrants and options as discussed above. The Company believes that its cash, cash equivalents and investments will be sufficient to fund its operations through at least the end of 1996.

   Agreements covering $18,289,000 of the Company's outstanding debt balances contain certain financial and non-financial covenants, including the maintenance of minimum equity and cash balances and compliance with certain financial ratios. The Company is currently not in compliance with certain of these covenants; however, the Company has obtained waivers of such covenants on the condition that it maintain certain investments at the lending bank, which at December 31, 1995 totaled $20,000,000. The Company has classified this $18,289,000 of debt as short-term. Additionally, $7,500,000 of the Company's short-term debt is secured by investments at the lending bank of $7,500,000. If cash flows continue to be negative, the Company's ability to service its debt may be impaired.

   Inventory at December 31, 1995 increased as compared to December 31, 1994 due primarily to the production of ReoPro and Panorex.

   Gross fixed assets at December 31, 1995 increased as compared to December 31, 1994, principally due to the investment of $4,845,000 for the purchase of fixed assets, in addition to the impact of exchange rates on fixed assets denominated in foreign currencies. The Company expects to make investments in fixed assets of approximately $4,100,000 in 1996. At the Company's present level of operations, the Company currently maintains idle facilities and equipment. The Company continually evaluates the future needs for its facilities and equipment. There can be no assurance that reserves to reduce the carrying value of certain fixed assets will not be required in the future.

   Long-term investments at December 31, 1995 increased as compared to December 31, 1994, principally due to the increase in market value of a certain equity investment classified as available for sale.

   Centocor has an exclusive option to purchase the limited partnership interests in CPIII. Centocor's option to purchase the limited partnership interests in CPIII is exercisable upon the earlier of (a) each limited partner having received distributions related to sales of the CPIII products equal to 15% of the total capital contributions of such limited partner (approximately $7,926,000 in the aggregate) and the expiration of at least 24 months after the first commercial sale of a CPIII product or (b) the expiration of at least 48 months after the first commercial sale of a CPIII product; but, in any event, not prior to the expiration of the then applicable long-term capital gains holding period after the expenditure by the Company of all funds paid to it pursuant to the

Development Agreement with CPIII. Centocor commenced commercial sales of ReoPro in January 1995 and, as of December 31, 1995, the limited partners of CPIII had received cumulative distributions of approximately $1,796,000. If the Company elects to exercise this option, the Company must make an advance payment of approximately $13,598,000 in cash or, at the Company's election, approximately $15,229,000 in shares of the Company's Common Stock, and future payments generally of six percent of sales of products developed by CPIII. If Centocor does not exercise this option, it will have no rights to the technology or products developed on behalf of CPIII, including ReoPro.

   Upon the completion of this offering, the Company anticipates calling the 7 1/4% Convertible Notes for redemption. See "Use of Proceeds." Interest on these notes will cease to accrue from the date fixed for redemption, and the Company's cash outflows in future periods will be reduced accordingly.

FOREIGN CURRENCY

   Certain of the Company's sales are denominated in currencies other than the U.S. dollar. Additionally, the Company conducts operations in countries other than the United States, primarily its manufacturing facility in Leiden, The Netherlands. The Company's consolidated financial statements are denominated in U.S. dollars, and, accordingly, changes in the exchange rate between foreign currencies and the U.S. dollar will affect the translation of financial results of foreign subsidiaries into U.S. dollars for purposes of reporting the Company's consolidated financial results. To date, exchange rate fluctuations have not had a material net effect on the Company's financial results. The Company does not currently engage in any derivatives transactions as a hedge against foreign currency fluctuations.

INFLATION

   The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

                                   BUSINESS

GENERAL

   Centocor is a biotechnology company that develops therapeutic and diagnostic human health care products for cardiovascular, autoimmune and infectious diseases and cancer. The Company concentrates on research and development, manufacturing and market development, with a primary technological focus on monoclonal antibodies, with additional programs in genetic vaccines and peptides.

   The Company has two therapeutic products approved for sale and several product candidates in various stages of development. ReoPro is marketed and sold in the United States and Europe for the reduction of acute ischemic cardiac complications in patients undergoing angioplasty procedures who are at high risk for abrupt artery closure. Panorex is marketed and sold in Germany as an adjuvant therapy in the treatment of post-operative colorectal cancer. The Company also markets several diagnostic products for cancer and infectious disease in the United States, Europe and Japan.

COMPANY STRATEGY

   The Company's strategy is to identify proprietary high value-added product opportunities, and to commercialize those opportunities by focusing on clinical development, regulatory process, manufacturing and market development. The Company seeks to license technology and product candidates from research institutions and other biotechnology companies, in addition to conducting selected basic research.

   In an effort to reach the market in an expeditious manner, create competitive barriers and establish itself as the market leader, the Company's clinical development and regulatory strategy for its therapeutic products is to pursue initial approval for a narrowly defined indication. The Company also seeks to expand the indications for which the products may be marketed by conducting additional clinical trials. The Company maintains and seeks strategic alliances with major pharmaceutical companies for the commercialization and marketing of each of its therapeutic products, pursuant to which the Company and its respective partner jointly focus on the continued clinical and market development for the product, while the Company's partner primarily conducts the marketing, promotion and distribution of such product.

   In the diagnostics area, the Company seeks to expand the markets for its existing products while focusing on the development of unique assays that complement the automated diagnostic instruments developed by its marketing partners. The Company believes that experience it acquires in developing therapeutic products may help it define diagnostic product opportunities and vice versa. Based on this experience, the Company is seeking to develop diagnostic products that can increase the effectiveness, and thereby the utilization of, its therapeutic products. The Company maintains and seeks distribution agreements for its diagnostic products with companies having established positions and distribution networks in applicable market segments.

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

   The following table summarizes Centocor's products and selected product candidates. This table is qualified in its entirety by reference to the more detailed descriptions included elsewhere in this Prospectus.

                                                                              DEVELOPMENT
                                                                                 AND/OR
                                                                               MARKETING
PRODUCT/PRODUCT CANDIDATE         INDICATION               STATUS(1)           PARTNER(2)
-------------------------  ------------------------ ------------------------ --------------
THERAPEUTIC:
 ReoPro..................  High-risk angioplasty    Marketed (U.S., Europe)  Lilly
                                                    Phase II (Japan)         Lilly
                           All angioplasty          Phase III                Lilly
                           Unstable angina          Phase III                Lilly
                           Acute myocardial         Phase III                Lilly
                           infarction
                           Adjuvant therapy with    Phase III planned        Lilly
                           stents
 Panorex.................  Adjuvant therapy for     Marketed (Germany)       Glaxo Wellcome
                            post-operative          Phase III                Glaxo Wellcome
                            colorectal cancer       Phase IA planned (Japan) Glaxo Wellcome
 CenTNF..................  Rheumatoid arthritis     Phase II                 --
                                                    Phase I (Japan)          Tanabe
                           Crohn's disease          Phase II                 --
                                                    Phase I (Japan)          Tanabe
 Corsevin M..............  Deep vein thrombosis     Phase I                  --
 GeneVax.................  Colorectal cancer        Phase I planned          --
                           Prostate cancer          Phase I planned          --
DIAGNOSTIC:
 CA 125 II...............  Ovarian cancer detection Marketed (U.S., Europe,  (3)
                                                     Japan)
 CA 19-9.................  Pancreatic cancer        Marketed (Europe, Japan) (3)
                            monitoring
 CA 15-3.................  Breast cancer monitoring Marketed (Europe, Japan) (3)
 CA 72-4.................  Gastrointestinal cancer  Marketed (Europe, Japan) (3)
                            monitoring
 P-glycoCHEK.............  Resistance to chemo-     Sold for investigational (3)
                            therapeutic drug         use (Europe, Japan)
                            detection
 CYFRA 21-1..............  Non-small cell lung      Marketed (Europe, Japan) (3)
                           cancer
 CAPTIA Syphilis G.......  Syphilis antibody        Marketed (U.S., Europe,  (3)
                           detection                 South America)
 CAPTIA CMV..............  Cytomegalovirus antibody Marketed (U.S., Europe)  (3)
                            detection
 Myoscint................  Cardiac imaging          Marketed (Europe)        Mallinckrodt
                                                    FDA review pending       --
                                                    Approved (Japan)         Daiichi

                                                   (Footnotes on following page)

--------
(Footnotes for preceding page)
(1) Phase III clinical trial indicates that the product is being tested in humans for safety and efficacy in an expanded patient population at multiple clinical sites. Phase I and Phase II clinical trials indicate that the product is being tested in humans to evaluate safety, dosage and to some extent, efficacy, in a limited patient population.
(2) Diagnostic products generally are only marketed and sold by the Company's marketing partners. With respect to therapeutic products, the Company's strategic alliance partners play an extensive role in the clinical and market development of the Company's products in addition to selling and marketing those products.
(3) This product is sold by the Company to established diagnostic companies, the most significant of which are: Abbott Laboratories, Boehringer Mannheim GmbH, CIS bio International, Toray-Fuji Bionics, Inc. and Hoffmann-La Roche.

 THERAPEUTIC PRODUCTS

   ReoPro. Anticoagulation agents such as ReoPro are used in the treatment of cardiovascular disease to prevent blood clots. The three main markets for these agents are angioplasty, unstable angina and myocardial infarction (heart attack). Better platelet mediation is needed in angioplasty to prevent abrupt reclosure and restenosis and in unstable angina to prevent the serious complications of heart attacks and death. Abrupt reclosure, which occurs in about 5-8% of angioplasty cases and in 12-14% of more complicated high-risk cases, can result in death, myocardial infarction or the need for emergency bypass surgery. More powerful agents are also needed to enhance treatment of myocardial infarction by more effectively opening the clotted artery and preventing reocclusion following drug therapy. ReoPro is effective in inhibiting blood clotting by inhibiting the aggregation of platelets. When platelets are stimulated, a number of different types of surface receptors are exposed that cause further platelet aggregation, including the glycoprotein ("GP") IIb/IIIa receptors. ReoPro is a chimeric monoclonal antibody fragment that binds to GP IIb/IIIa receptors on the surface of platelets, thereby inhibiting platelet aggregation.

   Following the successful completion of the EPIC Phase III clinical trial of ReoPro and subsequent FDA approval, the Company commenced commercial sales of ReoPro in January 1995 for patients who are at high risk for abrupt artery closure following angioplasty. ReoPro is currently marketed in a number of countries, including the United States, Germany, the United Kingdom and France. Under a Sales and Distribution Agreement between Lilly and the Company, Lilly is the exclusive worldwide distributor of ReoPro. See "Business--Marketing and Sales." Pursuant to that agreement, Lilly is assisting the Company in the regulatory filings and continuing development of ReoPro for additional clinical indications. ReoPro is being developed by Centocor for CPIII.

  The following summarizes the results of pivotal clinical trials to date:

     EPIC Trial for High-Risk Angioplasty. Based on the results of a Phase III clinical trial known as "EPIC," in December 1994 the FDA approved ReoPro as a product indicated for the reduction of acute ischemic cardiac complications in patients undergoing angioplasty procedures who are at high risk for abrupt artery closure. High-risk patients are characterized as those suffering a recent heart attack, experiencing severe unstable angina, or having certain high-risk clinical characteristics or features of their coronary arteries. Also in December 1994, the Committee for Proprietary Medicinal Products of the European Union issued a positive opinion regarding the granting of marketing authorization for ReoPro for the same indication.

     In the EPIC trial, a randomized, double-blind, placebo-controlled trial involving approximately 2,100 patients who were at high risk of abrupt artery closure, administration of ReoPro resulted in a 35% reduction in serious complications such as heart attacks, death or the need for emergency repeat procedures within 30 days following the angioplasty procedure. This benefit was sustained at 6 months. By reducing the risk of acute cardiac ischemic complications, ReoPro reduces the occurrence of post-angioplasty heart attacks, as well as the need for emergency coronary bypass surgery or repeat angioplasty.

     The primary side-effect associated with ReoPro in the EPIC trial was an increase in bleeding compared to patients who received placebo, typically at the puncture site where the catheter is inserted. Because of this side-effect, the Company, in designing the next two clinical trials of ReoPro, focused on a reduction of the bleeding events, through a combination of: (i) lowering the dosage of heparin, an anticoagulant which is part of the conventional therapy for patients scheduled for the angioplasty procedure; (ii) better remedial treatment of the puncture site and (iii) earlier removal of the arterial sheath inserted at the puncture sight. In subsequent trials, these adjustments have resulted in a reduction of bleeding events in patients receiving ReoPro to essentially the same level as in patients receiving placebo.

     EPILOG Trial for All Angioplasty. The EPILOG trial was a randomized, double-blind, placebo-controlled trial, originally designed to enroll 4,800 patients at 65 sites in the United States and Canada, to evaluate 30-day and 6-month clinical outcomes in all patients following angioplasty procedures. This trial excluded the heart attack and unstable angina patient groups that were evaluated in the EPIC trial because ReoPro had already demonstrated efficacy in these patients and was already approved for use in these groups. Because an interim analysis of the first 1,500 patients enrolled in the trial revealed approximately a 70% reduction in death and heart attack rates within 30 days of the angioplasty procedure for patients receiving ReoPro, the EPILOG study was halted in December 1995 on the recommendation of the EPILOG independent Safety and Efficacy Monitoring Committee. This result was highly statistically significant (p<.0001). Additionally, the EPILOG independent Safety and Efficacy Monitoring Committee concluded that major bleeding events in patients receiving ReoPro were at essentially the same level as patients receiving placebo. After completing data analyses for this trial, the Company expects to seek additional regulatory approvals in the United States and Europe for expanded indications.

     CAPTURE Trial for Unstable Angina. Unstable angina is a condition that commonly precedes a heart attack. It is caused by inadequate blood supply to the heart due to the build-up of atherosclerotic plaque in the coronary artery. The CAPTURE trial was a randomized, double-blind, placebo-controlled trial originally designed to enroll 1,400 patients at 75 sites in Europe, to evaluate ReoPro in patients scheduled for urgent angioplasty procedures due to refractory unstable angina. Because of positive findings after an analysis of the first 1,050 patients enrolled in the trial, the CAPTURE study was halted in December 1995 on the recommendation of the CAPTURE independent Safety and Efficacy Monitoring Committee. The CAPTURE independent Safety and Efficacy Monitoring Committee determined that efficacy exceeded the predetermined stopping point, p<.0072, on the trial's primary end-point, which was defined as a reduction in a composite of death, heart attacks and the need for urgent intervention within 30 days. Additionally, in patients receiving ReoPro, the rate of major bleeding was markedly lower than in the EPIC trial. After completing data analyses for this trial, the Company expects to seek additional regulatory approvals in the United States and Europe for expanded indications.

   The Company and Lilly are evaluating other potential indications for ReoPro, including acute myocardial infarction, peripheral vascular disease, patients suffering thrombotic strokes and patients suffering deep vein thrombosis. The Company and Lilly have designed the RAPPORT Phase III trial to study the effect of ReoPro in patients undergoing angioplasty procedures for acute myocardial infarction. Additionally, the Company and Lilly have designed the ERASER Phase III trial to evaluate the effects of ReoPro in conjunction with stents. The Company is also currently conducting Phase II clinical trials of ReoPro in Japan.

   The Company estimates that in 1995 approximately 800,000 angioplasty procedures were conducted worldwide, with approximately 30% of these procedures being performed in patients who are at high risk for abrupt artery closure following the procedure. The Company estimates that approximately 2,000,000 patients annually are admitted to hospitals worldwide for treatment of unstable angina, and approximately 20% of these patients are refractory to conventional therapy for unstable angina.

   Although some patients with unstable angina will be referred for immediate angioplasty and therefore may be eligible for ReoPro under the already approved high-risk indication, the Company believes that current treatment of many of these patients consists of a period of medical stabilization before referral to angioplasty. The CAPTURE trial provides data that supports the use of ReoPro during such period of medical stabilization and therefore may potentially broaden the use of ReoPro in the treatment of unstable angina.

   In addition to conducting studies to test the efficacy of ReoPro, the Company has conducted a health economic study, based on the EPIC trial, which has been approved by the FDA and which indicates that the use of ReoPro is cost effective and may allow hospitals to manage their resources more effectively and reduce the amount of time patients spend in the hospital. The health economic study included the cost of blood transfusions required by ReoPro-treated patients in the EPIC trial. In the recently halted EPILOG trial, major bleeding events in patients receiving ReoPro were at essentially the same level as in patients receiving placebo. The decreased need for blood transfusions may result in additional cost savings to hospitals.

   Panorex. Panorex is a monoclonal antibody that targets metastatic colon cancer cells. The Panorex antibody binds to colon cancer cells and destroys them using various immunologic mechanisms including complement and/or antibody dependent cellular cytotoxicity. Both mechanisms result in the death of the cancer cells. In patients with colorectal cancer, it is thought that small numbers of cells break away from the primary tumor and spread to other sites such as bone marrow, where they can be detected as "micrometastatic cells." It is thought that the Panorex antibody binds to these "micrometastatic cells" and destroys them, leading to the prolonged survival observed in patients treated with Panorex. Panorex is the first monoclonal antibody product approved for cancer. In December 1994, the Paul Ehrlich Institute, the German regulatory body for vaccines and antibodies, granted the Company marketing authorization for the use of Panorex as an adjuvant therapy in the treatment of post-operative colorectal cancer. Applications for marketing authorization have also been submitted in Austria, Switzerland, Finland and Sweden. During 1993, the Company and Glaxo Wellcome entered into an alliance agreement for the development and marketing of certain of the Company's monoclonal antibody-based cancer therapeutic products, including Panorex. Pursuant to that agreement Glaxo Wellcome is the worldwide distributor of Panorex. See "-- Marketing and Sales." The Company commenced commercial sales of Panorex in Germany in February 1995.

   In a Phase III trial conducted in Germany, Panorex showed a five-year 30% mortality benefit and 27% reduction in tumor recurrences. Glaxo Wellcome is conducting additional Phase III trials for Panorex, with a three-year survival end-point, in North America, Europe and certain other countries, evaluating patients with colorectal cancer, and also is conducting earlier stage trials in Japan. According to recent estimates, there are 150,000 cases of colorectal cancer and 58,000 deaths in the United States and 230,000 cases and 87,000 deaths in Europe per year. There are approximately 40,000 new colorectal cancer patients per year in Germany. Preliminary studies indicate that Panorex may also prove useful in the treatment of solid tumors associated with pancreatic cancer and certain types of lung, breast, ovary and gastric cancer.

   CenTNF. The Company is currently developing CenTNF, a chimeric monoclonal antibody that binds to tumor necrosis factor alpha, which is believed to be critical to the human body's reaction to inflammation. CenTNF primarily is targeted for the treatment of rheumatoid arthritis and inflammatory bowel diseases such as Crohn's disease. In addition, the Company also believes CenTNF may also prove useful as an immuno-suppressant in transplant patients.

   In rheumatoid arthritis, the membrane surrounding the joints becomes inflamed, causing swelling, pain, disfigurement, and in severe cases, destruction of the joints. Results of a Phase II randomized, placebo-controlled, double-blind trial of 73 patients were published in December 1994. The data showed the rapid onset of a highly significant (p=0.001) clinical response in 44% of patients receiving a single infusion of low dose CenTNF and in 79% of patients receiving a high dose of CenTNF. The beneficial clinical response persisted for eight weeks following the single high dose infusion. The Company is currently conducting advanced placebo-controlled, multi-dose Phase II trials in the United States and Europe.

   Phase I/II open label trials of CenTNF in patients with severe Crohn's disease requiring steroid therapy showed the rapid onset of clinical benefit which persisted for over two months following a single infusion. Randomized, placebo-controlled, Phase II trials are being completed in the United States and Europe. The Company expects to initiate Phase III trials during 1996.

   The Company has entered into an agreement with Tanabe Seiyaku Co., Ltd. ("Tanabe") under which Tanabe has commenced Phase I clinical testing and has the right to distribute CenTNF in Japan. Additionally, the Company is seeking to enter into an alliance arrangement with a partner regarding CenTNF for other parts of the world.

   According to recent estimates, in the United States and Western Europe there are approximately six million patients undergoing treatment for rheumatoid arthritis. The Company believes that up to one-third of these patients may be candidates for treatment with CenTNF. The Company believes that in the United States and Western Europe there are approximately 250,000 Crohn's patients who may benefit from treatment with CenTNF.

   Corsevin M. The Company is developing Corsevin M, an anti-factor VII chimeric monoclonal antibody product intended to be used as an anticoagulant. Factor VII is one of the primary factors that play a role in the blood clotting process. The Company has completed a Phase I clinical trial and is evaluating protocols for additional clinical trials.

   GeneVax. The Company is developing genetic DNA-based vaccines employing commonly available methods to direct the injected DNA to its target site. The Company has licensed this GeneVax technology from Apollon, Inc., in which the Company holds a significant equity investment. Under that license, the Company has rights to develop the GeneVax technology in the cancer field. The Company expects to initially focus its development efforts on vaccines for prostate, breast and colorectal cancer. In 1996, the Company expects to commence Phase I clinical trials to evaluate vaccines for colorectal and prostate cancer.

 DIAGNOSTIC PRODUCTS

   Sales of the Company's diagnostics products were approximately $43 million and $40 million for the years ended December 31, 1995 and 1994, respectively.

   In-vitro diagnostic products are used to test patient blood samples outside the body to detect or monitor disease. In this area, the Company has focused principally on developing cancer diagnostic assays, and other in-vitro diagnostic products for infectious disease. The Company currently manufactures and sells the following in-vitro diagnostic products:

   CA 125 II Ovarian Cancer Test. CA 125 II, a second generation assay which aids in the detection of residual epithelial ovarian cancer following first-line therapy, is sold in the United States, certain European countries and Japan. CA 125 II is one of only five cancer diagnostics products approved for sale in the United States.

   CA 19-9 Pancreatic Cancer Test. CA 19-9, which aids in the monitoring of pancreatic cancer, is sold in certain European countries and Japan.

   CA 15-3 Breast Cancer Test. CA 15-3, which aids in the monitoring of breast cancer, is sold in certain European countries and Japan.

   CA 72-4 Gastric Cancer Test. CA 72-4, which aids in the monitoring of gastrointestinal cancer, is sold in certain European countries and Japan.

   P-glycoCHEK Multidrug Resistance Test. P-glycoCHEK, which detects a cellular protein associated with resistance to chemotherapeutic drugs, is sold for investigational use in certain European countries and Japan.

   CYFRA 21-1 Non-Small Cell Lung Cancer Test. CYFRA 21-1, which aids in the monitoring of non-small cell lung cancer, is sold in certain European countries and Japan.

   CAPTIA Syphilis G. In 1995, the Company received clearance from the FDA to market CAPTIA Syphilis G, an infectious disease serology test for use as a primary screening method for the detection of Treponema pallidum antibodies in human serum or plasma, as performed in blood bank or plasma center testing laboratories. CAPTIA Syphilis G is offered for sale in the United States and certain European and South American countries.

   CAPTIA CMV. In 1995, the Company received clearance from the FDA to market CAPTIA CMV, an infectious serology test for use as a primary screening method for the detection of cytomegalovirus antibodies in human serum or plasma, as performed in blood bank or plasma center testing laboratories. CAPTIA CMV is offered for sale in the United States and certain European countries.

   The Company has developed techniques for modifying monoclonal antibodies so that they may be coupled with radioactive isotopes and used as contrast agents in diagnostic imaging procedures. After injection, antibodies labelled with a radioactive isotope travel to the disease site, allowing the site to be visualized or "imaged" with nuclear medicine equipment in a procedure similar to an X-ray. The Company's focus in this area is primarily on developing imaging agents for cardiovascular disease.

   Myoscint. Myoscint is an anti-myoscin monoclonal antibody that, when radio-labeled, may be useful in the detection of damage to heart tissue caused by transplantation, myocardial infarction, chemotherapy and viral infection. The Company has received marketing approvals for Myoscint in several European countries. A product license application ("PLA") for Myoscint was submitted to the FDA in July 1995, and on January 26, 1996, the Cardiovascular and Renal Drugs Advisory Committee of the FDA recommended approval of Myoscint for imaging in the setting of chest pain suspected to be caused by myocardial infarction. In addition, in February 1996, Myoscint was approved for sale by the Japanese Ministry of Health and Welfare, subject to pricing approval. Revenues from the sale of Myoscint in Europe have not been significant. There can be no assurance that Myoscint will be approved by the FDA or that sales, if any, in the United States will be significant.

 CELLULAR DIAGNOSTICS

   Based upon the Company's experience with Panorex, the Company believes that the ability to rapidly detect rare cancer cells in blood, bone marrow and other tissues could be useful to oncologists as a tool to enable them to select appropriate treatments for cancer patients and then monitor the effectiveness of those treatments. To the Company's knowledge no such tool is currently available in the market. The Company is collaborating with a computer software company to develop a computer-driven high-powered microscope known as the Rapid Rare Event Detection ("RRED") System that utilizes reagents developed by the Company. The Company and its partner have developed a working prototype of the RRED System that will enter clinical trials in 1996 for validation. In addition, the Company has commenced discussions with other diagnostic companies that may be interested in manufacturing and marketing the RRED System.

   Although the Company's initial focus with respect to the RRED System is the oncology field, the Company believes that the RRED System technology may be equally useful in the fields of infectious disease and prenatal testing. There can be no assurances that the Company will be able to complete the development of the RRED System or obtain the regulatory approvals necessary for the sale of the RRED System.

 PLATELET FUNCTION DIAGNOSTICS

   In connection with the development and marketing of ReoPro, the Company has recognized the importance of platelet assessment in cardiovascular disease. Based upon its knowledge in this area, the Company is developing a point-of-care test that is intended to enable interventional cardiologists to rapidly assess platelet function at the bedside. This device will permit medical experts to monitor platelet activity and the effect of drugs such as ReoPro with the same precision with which they currently evaluate other aspects of blood coagulation and treatment. The Company believes that the availability of this type of monitoring therefore addresses a currently unmet medical need.

MARKETING AND SALES

   In the therapeutic area, the Company maintains a separate strategic alliance with a major pharmaceutical company for each of its two commercialized products, pursuant to which, in each case, the Company and its respective partner jointly focus on the continued clinical and market development for the product, while the

Company's partner primarily conducts the marketing, promotion and distribution of such product. In the diagnostics area, the Company maintains distribution agreements with companies having established positions and distribution networks in applicable market segments for the Company's products. The Company is highly dependent upon the ability of its marketing partners to develop and expand markets for the Company's products.

   Pursuant to its Sales and Distribution Agreement with Lilly, Lilly is the exclusive worldwide distributor of ReoPro. The Company sells ReoPro to Lilly for Lilly's further sale to the end market. The Company is principally responsible for developing and manufacturing ReoPro and for securing regulatory approvals. Lilly is principally responsible for the marketing, selling and distribution of ReoPro. Beginning in 1997, the Company is required to make certain royalty payments to Lilly up to a designated level of sales of ReoPro.

   Pursuant to its alliance agreement with Glaxo Wellcome, Glaxo Wellcome is the exclusive worldwide distributor for Panorex. The Company sells Panorex to Glaxo Wellcome for Glaxo Wellcome's further sale to the end market. Glaxo Wellcome is responsible for the continuing clinical development, marketing, sales and distribution of Panorex. The Company is principally responsible for manufacturing Panorex and securing regulatory approvals.

   During 1995, approximately 50% of the Company's total product sales were to three customers: Lilly, Glaxo Wellcome and Toray-Fuji Bionics, Inc. During 1994, approximately 60% of the Company's total product sales were to four customers: Abbott Laboratories, Boehringer Mannheim GmbH, CIS bio
International and Toray-Fuji Bionics, Inc.

RESEARCH AND DEVELOPMENT

   Centocor's research and development activities focus primarily on monoclonal antibody technology and proprietary techniques to modify monoclonal antibodies in search of optimal therapeutic agents. Centocor believes that there is significant potential for using monoclonal antibodies to develop human health care products. While the specificity of monoclonal antibodies makes them attractive candidates for therapeutic product development, antibody-based products generally must be administered by injection, usually in a hospital setting, and are therefore used principally to treat acute diseases. The Company's ability to select effective hybridomas and to produce antibodies from them is central to its business. An understanding of the structure and function of antibodies is necessary in order to modify them for incorporation into diagnostic or therapeutic products. The Company has developed techniques for characterizing an antibody with respect to its structure, specificity and binding ability which are used in an effort to select the best antibody for a particular application.

   The Company carries out research efforts in the use of recombinant DNA techniques to manipulate the genetic structure of antibody-producing cells. These efforts are intended to create re-engineered antibodies that combine the desired properties of more than one antibody, or the desired properties of antibodies and other system-regulating biochemicals such as enzymes.

   The Company has also expanded its research platform to include the field of genetic vaccines and peptides. Efforts in the genetic cancer vaccine field are currently in the pre-clinical stage. Phase I trials are planned for 1996 for colorectal and prostate cancer vaccines.

PATENTS AND LICENSING ARRANGEMENTS

   Products currently being marketed, developed or considered for development by the Company are in the area of biotechnology, an area in which there are extensive patent filings. The patent position of biotechnology firms generally is highly uncertain and involves complex legal and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that patent applications owned or licensed by the Company will result in patents being issued or that, if issued, such patents will afford protection against competitors with similar technology. In addition, there can be no assurance that products covered by such patents, or any other products developed by the Company or subject to licenses acquired by the Company, will not be covered by third party patents, in which case continued development and marketing of such products would require a license under such patents. There can be no assurance that such required licenses will be available to the Company or its licensees on acceptable terms.

   Other entities have filed applications for or have been issued patents and are expected to obtain additional patents to which the Company may need to acquire rights. The extent to which the Company may need to obtain rights to any such patents or to contest their scope or validity will depend on final product formulation and other factors. The ability to license any such patents and the likelihood of successfully contesting the scope or validity of such patents are uncertain and the costs associated therewith may be significant. If the Company is required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, the Company's ability to manufacture or market its products in the country of issuance of any such patent may be materially adversely affected.

   There has been substantial litigation regarding patent and other intellectual property rights in the biotechnology industry. Litigation may be necessary to enforce certain intellectual property rights of the Company. Any such litigation could result in substantial cost to and diversion of effort by the Company.

   Centocor currently licenses the majority of the cell lines used to produce its monoclonal antibodies from research institutions pursuant to long-term licenses for which it is generally obligated to pay royalties based upon sales of products incorporating such antibodies. There can be no assurance that others will not acquire rights to such cell lines in the future.

   The Company has been informed by the Research Foundation of the State University of New York ("SUNY"), which licensed certain rights to the Company with respect to ReoPro, that SUNY does not agree with the Company regarding the amount of royalties due to SUNY. The Company is engaged in discussions with SUNY with respect to this matter and does not believe that the outcome thereof will have a material adverse effect on the Company's financial position.

   The Company organized CPIII, Tocor II and other entities to fund the research and development of certain products and/or technology. Under agreements with each of these entities, Centocor licensed certain technology to the entity and performed or continues to perform research and development in such technology areas on behalf of the entity. The Company purchased the ownership interests of all of these entities prior to 1995, with the exception of CPIII, to which the Company has granted an exclusive license to use all patent rights, know-how, technical information and biological materials owned or controlled by the Company within CPIII's field of activity, which includes ReoPro. CPIII also retains the rights to the results of research and development efforts conducted on its behalf. The Company has the ability to acquire such rights through an exclusive option to purchase the partnership interests in CPIII for cash or shares of Common Stock. See "Risk Factors-- Patents and Licensing Arrangements; CPIII Purchase Option" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

GOVERNMENTAL REGULATION

   Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of the Company's products and in ongoing research and product development activities. All of the Company's therapeutic products and most of the Company's diagnostic products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, recordkeeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by the Company to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect the Company and the Company's marketing partners' ability to market the Company's products.

   The activities required before a pharmaceutical product may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data to statistically evaluate the efficacy and safety of the product, as required by the FDA. The results of the preclinical and clinical testing of a chemical pharmaceutical product are then submitted to the FDA in the form of a New Drug Application ("NDA"), or for a biological pharmaceutical product in the form of a PLA, for approval to commence commercial sales. In responding to an NDA or PLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that any approval required by the FDA will be obtained on a timely basis, if at all.

   Among the conditions for NDA or PLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with Good Manufacturing Practices ("GMP"). Before approval of the PLA, the FDA will perform a prelicensing inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full compliance. After the establishment is licensed for the manufacture of any product, it is subject to periodic inspections by the FDA.

   The requirements such as those described above which the Company must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of its products in such countries can be as rigorous, costly and uncertain.

   The Company is also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research. The extent of governmental regulation which might result from any legislative or administrative action cannot be accurately predicted.

   The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar governmental control. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on the Company's business, financial condition and profitability. In addition, in both the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that either of the therapeutic products the Company has brought to market or any therapeutic product candidates the Company may bring to market in the future will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive and profitable basis.

PROPERTIES AND MANUFACTURING

   The Company owns four buildings in Malvern, Pennsylvania, and leases space in other buildings at this location. These buildings contain Centocor's corporate offices, research and development laboratories, marketing offices, and certain manufacturing facilities. Space is available in these buildings for future expansion.

   The Company owns a biopharmaceutical manufacturing facility in Leiden, The Netherlands, for the production of monoclonal antibody-based products using a proprietary cell-culture system. This facility has been inspected and approved by the FDA and the equivalent European regulatory agencies. The Company also leases research and development laboratories and office space at this location. The Company manufactures diagnostics products at its facilities in Malvern, Pennsylvania and at a facility which it leases in Guildford, England. Each of the Company's diagnostic manufacturing facilities has received ISO-9001 certification.

   At the Company's present level of operations, portions of the Company's facilities and equipment in Malvern are idle. The Company continually evaluates the future needs for its facilities and equipment.

EMPLOYEES

   At December 31, 1995, Centocor had approximately 500 full-time employees. To complement its own expertise in various fields, Centocor utilizes scientific consultants and other advisors, many of whom have formal consulting agreements with Centocor.

LEGAL PROCEEDINGS

   In October 1992, the Company was served with a complaint filed by the Velos Group, a Maryland partnership ("Velos"), in the U.S. District Court for the District of Maryland. The complaint primarily alleged that the Company breached certain provisions of a license agreement between Velos and the Company pursuant to which the Company has exclusive rights to U.S. Patent No. 5,057,598, as well as various patent applications and foreign patents. The patents and applications include claims relating to monoclonal antibodies used in treating manifestations of Gram-negative bacterial infections, the targeted indication of HA-1A. The complaint sought declaratory relief and monetary relief in excess of $100,000,000, and requested that the Company place in escrow one-half of the amounts received by the Company in 1992 pursuant to its agreements with Lilly. The complaint did not seek to terminate or rescind any of the Company's rights under the license agreement. The Company answered the complaint and asserted affirmative defenses and counterclaims on January 7, 1993, but the counterclaims and certain affirmative defenses were dismissed on June 22, 1993 with leave to replead. On July 28, 1993, the Court permitted plaintiff to file an amended complaint that updated some of the claims in the original complaint but otherwise reasserted the basic factual allegations and, with one minor exception, relied upon the same legal theories. On August 27, 1993, the Company filed its Answer, Affirmative Defenses and Counterclaim for Damages and Equitable Relief, to the amended complaint (the "Amended Answer"). In the Amended Answer, the Company again denied all of the allegations made by Velos and stated certain affirmative defenses and counterclaims against Velos with respect to the license agreement, based on theories of (i) failure of consideration, (ii) fraud in the inducement and (iii) unilateral mistake as to facts, which mistake was induced by the fraudulent misrepresentation of Velos. On September 22, 1993, plaintiff moved to dismiss the Company's counterclaims and to strike certain of the Company's affirmative defenses. On February 6, 1995, the motion was denied. Discovery is in progress, and trial is scheduled for November 1996. The Company has moved for partial summary judgment with respect to the plaintiff's claim that under its license agreement, Lilly is allegedly a sublicensee of Centocor, thereby purportedly entitling plaintiff to a significant part of the funds paid by Lilly to Centocor. The Company believes that the allegations of Velos are without merit and intends to vigorously defend this suit and to pursue its counterclaim.

   On December 23, 1993, a purported class action captioned Peter Cordaro v. Hubert J.P. Schoemaker, Stelios Papadopoulos, Marc Feldmann, David Golden, Centocor and Tocor II was filed in the Court of Common Pleas for Chester County, Pennsylvania. The complaint alleges that the defendants breached their fiduciary duties to Tocor II Unitholders by, among other things, making an offer to exchange shares of the Company's Common Stock for Tocor II Units, recommending acceptance of the exchange offer, and failing to maximize shareholder value. The complaint sought, among other relief, an injunction against consummation of the exchange offer, the establishment of a "truly independent" special committee and the retention of a financial advisor to consider the exchange offer, and an award of damages (including rescissionary damages), costs and plaintiff's counsel fees. Plaintiff took no additional action to obtain an injunction and the exchange offer was made and consummated. A motion for class certification is pending. No trial date has been fixed. The Company believes that the allegations set forth in the complaint are without merit and intends to vigorously defend this suit.

   In July 1995, PaineWebber Development Corporation ("PaineWebber"), a wholly-owned subsidiary of Paine Webber Group Inc., caused suits to be filed against the Company by two research and development partnerships formed in the mid-1980s by PaineWebber and managed by it since then. The two PaineWebber partnerships (PaineWebber R&D Partners, L.P. and PaineWebber R&D Partners II, L.P.) were, respectively, investors in Centocor Partners II, L.P. ("CPII") and CPIII, research partnerships for which PaineWebber acted as the sales agent and in other capacities. The Company purchased the limited partners' interests in CPII in February 1992 and that partnership was then dissolved. The suit by PaineWebber R&D Partners, L.P., was filed in the Supreme Court of the State of New York, County of New York, and purports to be a class action on behalf of all former limited partners of CPII. The complaint charges that some portion of the $100 million paid by Lilly to the Company in July 1992 constituted revenues to the Company for the licensing, sublicensing or sale of HA-1A and that the Company is obligated to pay a percentage thereof to the former limited partners of CPII, in addition to amounts already paid. The theories of recovery are similar to those asserted by Velos in 1992, as described above. The Company has moved to dismiss the New York suit on the ground that it was brought in an inconvenient forum. The suit by PaineWebber R&D II, L.P., was filed in the Court of Chancery of the State of Delaware. In the complaint in this action, the plaintiff seeks to sue derivatively on behalf of CPIII. CPIII is named as a nominal defendant and the Company and Centocor Development Corporation III ("CDC III"), a wholly owned subsidiary of the Company which acts as the general partner of CPIII are named as defendants against whom relief is sought. The claim in this case is that at least $25 million of the money paid by Lilly to the Company in 1992 represented profits from the marketing of ReoPro, obligating the Company to pay a portion thereof to CPIII, and that the Company is obligated to pay an increased percentage of the profits from ReoPro to CPIII going forward. The Company answered the complaint in the Delaware action and filed a cross-claim against nominal defendant CPIII and a third-party complaint against PaineWebber Group Inc. and PaineWebber. On November 1, 1995, an additional suit was commenced in the Delaware Court of Chancery by John E. Abdo, a limited partner of CPIII, against the Company, CDC III and certain of their officers and directors. The complaint, filed derivatively on behalf of CPIII, asserts claims, inter alia, for breach of contract, breach of fiduciary duty, common law fraud, and conspiracy and aiding and abetting. The Company answered this complaint and also filed a cross-claim against nominal defendant CPIII and a third party complaint against PaineWebber Group Inc. and PaineWebber. The two Delaware suits have been consolidated and discovery is proceeding. No trial date has been fixed. In addition, on February 13, 1996, an additional suit was filed in the Court of Common Pleas for Chester County, Pennsylvania by an alleged former limited partner in CPII, against the Company, Lilly and an officer and a director of the Company. The complaint purports to be a class action on behalf of former limited partners of CPII and limited partners of PaineWebber R&D Partners, L.P. and asserts claims of breach of contract, breach of fiduciary duty and breach of a duty of good faith and fair dealing and states theories of recovery similar to those asserted by PaineWebber R&D Partners, L.P., as described above. The Company believes that the allegations of the plaintiffs in these suits are without merit and intends to vigorously defend them.

   While it is not possible to predict with certainty the eventual outcome of these matters, the Company believes that the foregoing proceedings will not have a material adverse effect on the financial position of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The executive officers and directors of the Company are as follows:

          NAME            AGE                            POSITION
          ----            ---                            --------
David P. Holveck........   50 President, Chief Executive Officer and Director
Warren C. Bogard........   46 Senior Vice President and General Manager--Diagnostics Division
Martin R. Page..........   51 Senior Vice President--Regulatory Affairs and Quality Assurance
James N. Woody..........   53 Senior Vice President--Research and Development and
                               Chief Scientific Officer
Dominic J. Caruso.......   38 Vice President--Finance and Chief Financial Officer
Hubert J.P. Schoemaker..   45 Chairman of the Board
Anthony B. Evnin(1)(2)..   54 Director
William F. Hamil-          56 Director
 ton(1)(2)..............
Antonie T. Knoppers(2)..   80 Director
Ronald A. Matricaria(2).   53 Director
Richard D. Spizzirri....   62 Director
Lawrence Steinman.......   48 Director
Jean C. Tempel(1).......   52 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

   Mr. Holveck has been associated with the Company since June 1983. Mr. Holveck has served as President and Chief Executive Officer of the Company since November 1992. Mr. Holveck held the position of President and Chief Operating Officer from April 1992 to October 1992 and Executive Vice President and President--Diagnostics Division from December 1988 to April 1992. Mr Holveck also has served as a director of the Company since 1994.

   Dr. Bogard has been associated with the Company since January 1982. Dr. Bogard has served as Senior Vice President and General Manager--Diagnostics Division since October 1994. Previously, Dr. Bogard held the position of Vice President, Program Management from April 1992 to October 1994 and Director, Scientific Affairs--Pharmaceutical Division from November 1990 to April 1992.

   Mr. Page has been associated with the Company since September 1987. Mr. Page has served as Senior Vice President--Regulatory Affairs and Quality Assurance since March 1994. Previously, Mr. Page held the position of Senior Vice President--Worldwide Regulatory Affairs from August 1992 to March 1994, Vice President--Worldwide Regulatory Affairs from June 1990 to August 1992, and Vice President--International Regulatory Affairs from September 1987 to June 1990.

   Dr. Woody has been associated with the Company since August 1991. Dr. Woody has served as Senior Vice President--Research and Development and Chief Scientific Officer since August 1992, and Senior Vice President--Research and Development since August 1991. Previously, Dr. Woody served as Commanding Officer of the United States Navy Medical Research and Development Command from 1988 to 1991.

   Mr. Caruso has been associated with the Company since November 1985. Mr. Caruso has served as Vice President--Finance and Chief Financial Officer of the Company since December 1994. Previously, Mr. Caruso held the position of Vice President and Corporate Controller from January 1991 to November 1994.

   Dr. Schoemaker has been associated with the Company since 1980 and has served as a director of the Company since 1983. Dr. Schoemaker has been Chairman of the Board of the Company since November 1987 and served as Chief Executive Officer of the Company from November 1987 to October 1992 and President of the Company from 1983 to 1987. Dr. Schoemaker is also a director of Apollon, Inc., Avitech, Inc., Myco Pharmaceuticals, Inc. and Safeguard Scientifics Inc.

   Dr. Evnin has served as a director of the Company since 1980. Dr. Evnin is currently General Partner of Venrock Associates, a venture capital limited partnership. Dr. Evnin is also a director of AgriDyne Technologies Inc, Arris Pharmaceutical Corporation, Athena Neurosciences, Inc., Genetics Institute, Inc., IDEXX Laboratories, Inc., Intelligent Surgical Lasers, Inc., Kopin Corporation, Opta Food Ingredients, Inc. and Sugen, Inc.

   Dr. Hamilton has served as a director of the Company since 1985. Dr. Hamilton is currently the Landau Professor of Management and Technology at the Wharton School of the University of Pennsylvania. Dr. Hamilton is also a director of Hunt Manufacturing Co., Marlton Technologies, Inc. and Neose Pharmaceuticals, Inc.

   Dr. Knoppers has served as a director of the Company since 1986. Dr. Knoppers is currently a self-employed business consultant. Dr. Knoppers previously served as President, Chief Operating Officer and Vice Chairman of Merck & Co., Inc., a research-based health products company. Dr. Knoppers is also a director of Agouron Pharmaceuticals, Inc. and a Trustee of the Salk Institute.

   Mr. Matricaria has served as a director of the Company since 1994. Mr. Matricaria has served as President and Chief Executive Officer of St. Jude Medical, Inc., a medical products company, since April 1993 and Chairman of the Board since 1995. From 1970 to 1993, Mr. Matricaria was employed by Eli Lilly and Company, Inc., a research-based pharmaceutical company, where he served in a variety of capacities, including President of the Medical Devices and Diagnostics Division, Executive Vice President of the Pharmaceutical Division and President of its North American operations. Mr. Matricaria is also a director of St. Jude Medical, Inc., Diametrics Medical, Inc., InControl, Inc. and the Health Industry Manufacturers Association.

   Mr. Spizzirri has served as a director of the Company since 1994. Mr. Spizzirri has served as Senior Counsel to the law firm of Davis Polk & Wardwell since January 1995. He was previously a Partner with Davis Polk & Wardwell from 1967 to 1994. Mr. Spizzirri is also a director of Sugen, Inc.

   Dr. Steinman has served as a director of the Company since 1991. Dr. Steinman has been Professor of Immunology, Weizmann Institute of Science, Rehovot, Israel since 1994, and Professor of Neurology and Neurological Sciences and Pediatrics at Stanford University School of Medicine since 1991. Dr. Steinman was previously Associate Professor of Neurology, Pediatrics and Genetics at Stanford University School of Medicine from 1985 to 1991.

   Ms. Tempel has served as a director of the Company since 1993. Ms. Tempel has served as General Partner of Technology Leaders, L.P., an affiliate of Safeguard Scientifics Inc., an entrepreneurial technology company, since November 1993. Ms. Tempel previously served as President and Chief Operating Officer of Safeguard Scientifics Inc. from January 1992 to November 1993. Ms. Tempel was also a Principal of Tempel Partners Inc., a management consulting firm, from 1991 to January 1992 and Executive Vice President of The Boston Company, a bank trust company, from 1985 to 1990. Ms. Tempel is also a director of Cambridge Technology Partners Inc., Safeguard Scientifics Inc. and Sonesta International, Inc. and a Trustee of the Scudder Family of Mutual Funds.

   The standing committees of the Board of Directors are the Audit Committee and the Compensation Committee. The Audit Committee is responsible for determining the adequacy of the Company's internal accounting and financial controls. The Compensation Committee is responsible for reviewing matters pertaining to the compensation of the executive officers of the Company.

   The directors and executive officers of the Company as a group, as of December 31, 1995, owned an aggregate of 3,557,523 shares of Common Stock, including shares that they have the right to acquire upon vesting of restricted stock awards and the exercise of stock options as follows: David P. Holveck--678,200; Warren C. Bogard--101,790; Martin R. Page--212,700; James N. Woody--359,800; Dominic J. Caruso--72,067; Hubert J.P. Schoemaker--1,028,600; Anthony B. Evnin--130,000; William F. Hamilton--145,000; Antonie T. Knoppers-- 125,000; Ronald A. Matricaria--27,500; Richard D. Spizzirri--20,000; Lawrence Steinman--120,000; and Jean C. Tempel--43,850.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share, 2,000,000 of which have been designated as Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock").

   Under the Company's Articles of Incorporation, as amended, the Board of Directors is authorized to make divisions of authorized shares of the capital stock of the Company into classes and into series within any class and to make determinations of the designation and the number of shares of any class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including the power to increase the previously determined number of shares of any class or series to a number not greater than the aggregate number of shares of all classes and series that the Company is authorized to issue and to decrease the previously determined number of shares of any class or series to a number not less than that then outstanding. Accordingly, the issuance of Preferred Stock or new classes or series of Common Stock, while promoting flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting rights of holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company or remove incumbent members of the Company's Board of Directors.

COMMON STOCK

   As of December 31, 1995, there were approximately 58,538,000 shares of Common Stock outstanding held of record by approximately 4,520 shareholders.

   The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, except that the holders of shares of Common Stock are entitled to cumulate their votes in the election of directors. The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor. See "Price Range of Common Stock and Dividend Policy."

   Except as described below under "The Rights Agreement," the holders of Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to receive all assets available for distribution to shareholders, subject to the rights of any holders of shares of the Company's Preferred Stock that may be then outstanding. The holders of Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

   The Company currently has no shares of Preferred Stock outstanding. Of the 10,000,000 shares of Preferred Stock authorized, 2,000,000 shares have been designated as Series A Preferred Stock.

SERIES A PREFERRED STOCK

   The Series A Preferred Stock was designated in connection with the Company's stock rights plan. See "The Rights Agreement" below. Holders of Series A Preferred Stock are entitled to receive a quarterly dividend at a rate per share equal to the greater of (i) $1.00 or (ii) 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate amount of all non-cash dividends or distributions (payable in kind) except for a dividend payable in shares of Common Stock or a subdivision of the outstanding Common Stock, declared on the Common Stock since the preceding quarterly dividend payment date for the Series A Preferred Stock. The amount set forth in the preceding clause (ii) is subject to adjustment in the event of any dividend on the Common Stock payable in shares of Common Stock and any subdivision or combination of the outstanding Common Stock. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series

A Preferred Stock then outstanding are entitled to be paid out of the assets and funds of the Company legally available for distribution, before any payment shall be made to holders of Common Stock, the amount of $100 per share plus any accrued but unpaid dividends on the Series A Preferred Stock. Upon any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash or other property, the shares of the Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share (subject to adjustment in the events described above) equal to 100 times the aggregate amount of securities, cash or other property into which or for which the Common Stock is changed or exchanged.

   The holders of the Series A Preferred Stock are entitled to vote together with the holders of the Common Stock as a single class on all matters presented to the Company's shareholders, including the election of directors, and each share of Series A Preferred Stock is entitled to 100 votes on all matters submitted to the shareholders. This number of votes is subject to adjustment in the event of any dividend on the Common Stock payable in shares of Common Stock and any subdivision or combination of the outstanding Common Stock, such that the number of votes per share of Series A Preferred Stock after such event shall equal the number of votes per share before such event multiplied by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event. In the event dividends on the Series A Preferred Stock fall in arrears in an amount equal to six quarterly dividend payments, the holders of the Series A Preferred Stock, together with the holders of any other outstanding Preferred Stock of the Company, have certain rights to elect two persons as directors of the Company. In addition, the Company is restricted from taking certain actions with respect to dividends or other distributions on, or acquisitions or redemptions of, any shares of stock ranking junior to or on a parity with the Series A Preferred Stock, whenever any dividends or distributions payable on the Series A Preferred Stock are in arrears.

   The Series A Preferred Stock is not redeemable, and will rank junior with respect to payment of dividends and on liquidation to all other series of the Company's Preferred Stock, except to the extent that any such series specifically provides that it shall rank on a parity with or junior to the Series A Preferred Stock.

CERTAIN ARTICLES OF INCORPORATION AND BY-LAW PROVISIONS AND PENNSYLVANIA ANTI-TAKEOVER PROVISIONS

   The Articles of Incorporation and By-laws of the Company and Pennsylvania law contain certain provisions that may enhance the likelihood of continuity and stability in the composition of the Board of Directors and may discourage a future unsolicited takeover of the Company. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Board of Directors, even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests.

   The Company's Articles of Incorporation, as amended, or By-laws, as applicable, among other things (i) provide that the number of directors will not be fewer than five nor more than eleven, with the exact number of directors to be determined from time to time by resolution adopted by a majority of the Board of Directors; (ii) permit vacancies on the Board of Directors that may occur between annual meetings and newly created seats to be filled only by the Board of Directors and not by the shareholders; (iii) do not permit the shareholders to call special meetings of shareholders; (iv) prohibit the shareholders from taking action by less than unanimous written consent; and (v) provide that the Board of Directors, without action by the shareholders, may issue and fix the rights and preferences of shares of Preferred Stock and new classes or series of Common Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting or other rights of the holders of, the Common Stock.

   The Pennsylvania Business Corporation Law ("BCL") contains certain statutory "anti-takeover" provisions. The BCL provides that a merger, consolidation, share exchange or sale of assets between a public corporation, or a subsidiary thereof, and a shareholder be approved by a majority of voting shares outstanding other than those held by the "interested shareholder" (which includes a shareholder who is a party to the proposed transaction or who is treated differently from other shareholders) unless (i) the transaction has been approved by a majority of the corporation's directors who are not affiliated with the interested shareholder and first elected to the board within 24 months of the vote to approve such transaction, or (ii) the transaction results in the payment to all other shareholders of an amount not less than the highest amount paid for the same class of shares by the interested shareholder. In addition, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders beneficially owning more than 20% of the voting power of a public corporation (excluding certain shares) is prohibited for a five-year period following the date on which the holder acquired the 20% or greater voting power and, unless certain other conditions are satisfied, requires approval of a majority of voting shares outstanding other than those held by such interested shareholder. Moreover, the BCL entitles shareholders to vote upon a change in control resulting from the acquisition of shares representing voting control over 20% or more of a corporation's stock, by providing that the voting rights of such "control shares" are, in certain circumstances, suspended until the shareholders approve a resolution to restore the voting rights of such control shares, and provides that any profit realized from the disposition of an equity security of a corporation by a shareholder who disposes of such security within 18 months after obtaining control must be returned to the corporation. These and other related BCL provisions may discourage open market purchases of a corporation's stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a shareholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

THE RIGHTS AGREEMENT

   Each outstanding share of the Common Stock is, and each share of Common Stock to be issued prior to the earliest of (i) the Distribution Date (as defined below), (ii) the date on which the Rights (as defined below) are redeemed or (iii) the expiration of the Rights on September 26, 1998, will be, accompanied by one-half of one right (a "Right") to purchase one one-hundredth of a share of Series A Preferred Stock, in accordance with the terms and conditions of the Rights Agreement (the "Rights Agreement"), dated as of September 26, 1988, between the Company and The First National Bank of Boston, as Rights Agent. The Rights are attached to the certificates representing shares of the Common Stock and will continue to be so attached until the date (the "Distribution Date") that is the earlier to occur of (i) ten days following a public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person") or (ii) ten business days following the commencement of a tender offer or exchange offer that would, if consummated, result in a person or group owning 30% or more of the outstanding shares of Common Stock.

   In the event a Distribution Date occurs, each holder of a Right will be entitled to purchase one one-hundredth of a share of Series A Preferred Stock at a price of $170 (the "Rights Exercise Price"). If, following an acquisition of 20% or more of the outstanding shares of Common Stock by an Acquiring Person, the Company is acquired by any person or group, or sells 50% or more of its assets or earning power to any person or group, the holder of each Right will be entitled to purchase, at the Rights Exercise Price, shares of common stock of such person or group having a market value equal to twice the Rights Exercise Price. In addition, if any person or group acquires 30% or more of the outstanding shares of Common Stock or if an Acquiring Person merges into the Company or engages in certain self-dealing transactions, then the holder of each Right, other than the Acquiring Person, will be entitled to purchase, at the Rights Exercise Price, shares of Common Stock having a market value equal to twice the Rights Exercise Price.

   The Rights will become exercisable only upon the terms and conditions set forth in the Rights Agreement and may be redeemed by the Company at $.02 per Right at any time prior to the tenth day following a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (which date may be extended under certain conditions set forth in the Rights Agreement). Until a Right is exercised, the holder thereof will have no additional rights as a shareholder of the Company. The offering made by this Prospectus will not cause the Rights to become exercisable.

   Prior to a Distribution Date, the terms of the Rights Agreement may be amended by the Board of Directors without the approval of the holders of shares of Common Stock, including an amendment to lower the thresholds for exercisability of the Rights to not less than the greater of (i) the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group or (ii) 10%. After the Distribution Date, the terms of the Rights Agreement may be amended by the Board of Directors without the approval of the holders of the Rights, except that no such amendment may change the redemption price, the final expiration date of the Rights Agreement, the Rights Exercise Price or the number of the one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable or otherwise adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate thereof).

   The Rights may have certain anti-takeover effects. The Rights are designed to cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Company does not believe that the Rights will interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above. To the extent the Rights may discourage potential acquirors from obtaining equity positions in the Company, shareholders may be deprived of receiving a premium for their shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

   The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston c/o Boston EquiServe. Its address for such purposes is Mail
Stop: 45-02-09, Blue Hills Office Park, 150 Royall Street, Canton, Massachusetts 02021, and its telephone number at that address is (617) 575-2900.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

   The following discussion describes certain U.S. federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any person holding shares of Common Stock other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States; (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any state of the United States; or (iii) an estate or trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively and prospectively, and is for general information only. The discussion does not address all aspects of U.S. federal income and estate taxation and does not address any aspects of state, local or foreign taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local and foreign income, estate and other tax consequences of holding and disposing of shares of Common Stock.

DIVIDENDS

   In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate (or a lower rate as may be prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and the Non-U.S. Holder files certain forms annually with the payor of the dividends. Effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular applicable rates. In the case of effectively connected dividends paid to a Non-U.S. Holder which is a corporation, such dividends also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). The branch profits tax may not apply if the recipient is a qualified resident of a country with which the United States has an income tax treaty.

   Under current Treasury Regulations, in determining whether withholding is required where a payor of dividends has no definite knowledge of the status of a shareholder, the payor must assume that a shareholder is a Non-U.S. Holder if the shareholder has an address outside the United States. If the shareholder has an address inside the United States, the payor may assume the shareholder is a person other than a Non-U.S. Holder. Moreover, in determining whether to withhold at a lower rate under a treaty, a payor may be permitted under the treaty or the regulations thereunder to assume that a shareholder with an address in a foreign country is a resident of that country. Treasury Regulations proposed in 1984, if finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would be required to contain the holder's name and address and, subject to a de minimis payment exception, a statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof.

   Under current regulations, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated under an exemption or a tax treaty. If the United States and a foreign country have entered into an income tax treaty that provides for the mutual exchange of information, the Internal Revenue Service may also transmit the foregoing information to the appropriate authority of such foreign country designated in the treaty.

SALE OF COMMON STOCK

   Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gain from the disposition is from sources in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" (which the Company does not believe that it is or is likely to become).

ESTATE TAX

   Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

   Under current U.S. federal income tax law, a backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information to the payor of such payments) and information reporting requirements apply to payments of dividends made to certain non-corporate U.S. persons. The U.S. backup withholding tax and information reporting requirements will generally not apply to dividends paid on Common Stock to a holder at an address outside the United States.

   The payment of the proceeds from the disposition of shares of Common Stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a foreign office of a broker will not be subject to backup withholding and will not be subject to information reporting if the broker has evidence in its files that the holder is a Non-U.S. Holder, provided the broker has no actual knowledge to the contrary. The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the shares of Common Stock is subject to change. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

   Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITERS

   Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and J.P. Morgan Securities Inc. are serving as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Hambrecht & Quist LLC and J.P. Morgan Securities Ltd. are serving as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                             NAME                               NUMBER OF SHARES
                             ----                               ----------------
U.S. Underwriters:
 Morgan Stanley & Co. Incorporated.............................
 Hambrecht & Quist LLC.........................................
 J.P. Morgan Securities Inc....................................
                                                                   ---------
 Subtotal......................................................    2,800,000
                                                                   ---------
International Underwriters:
 Morgan Stanley & Co. International Limited....................
 Hambrecht & Quist LLC.........................................
 J.P. Morgan Securities Ltd....................................
                                                                   ---------
 Subtotal......................................................      700,000
                                                                   ---------
  Total........................................................    3,500,000
                                                                   =========

   The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to herein as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

   Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any International

Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or in any province or territory of Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or of any province or territory of Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the U.S. Shares and the International Shares, respectively.

   Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the public offering price set forth on the cover page hereof, in U.S. dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

   Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of Common Stock in any province or territory of Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

   Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and during the period of six months after the issuance of the Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

   The Underwriters initially propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a
concession not in excess of $       a share under the public offering price.
Any Underwriter may allow, and such dealers may reallow, a concession not in
excess of $       a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

   Pursuant to the Underwriting Agreement, the Company has granted the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

   The Company, all of the Company's executive officers and directors, and two other shareholders of the Company who own in the aggregate approximately 3,640,000 shares of Common Stock, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or (b) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus, (iii) any shares of Common Stock issued upon the exercise of any Right, (iv) any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company, or (v) the sale by the Company's executive officers and directors of up to an aggregate of 200,000 shares of Common Stock.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

   Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two business days prior to the Commencement Date (1) such market maker's net daily purchases of the Common Stock may not exceed 30% of the market maker's average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed upon for the Company by Duane, Morris & Heckscher, One Liberty Place, Philadelphia, Pennsylvania 19103-7396. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017. Richard D. Spizzirri, a director of the Company, is Senior Counsel to the firm of Davis Polk & Wardwell and owns 112,444 shares of Common Stock, including 20,000 shares that he has the right to acquire upon exercise of stock options. Davis Polk & Wardwell represented the Company in connection with the Exchange Offer and certain independent members of the Board of Directors of the Company in connection with an investigation of the Company by the FDA that was completed in December 1992 and, from time to time, has acted as counsel to Paine Webber Group Inc., including in connection with the organization of CPII and CPIII.

                                    EXPERTS

   The consolidated financial statements and schedule of the Company as of December 31, 1995, 1994 and 1993, and for each of the years in the four-year period ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Company's Annual Report on Form 10-K for the year ended December 31, 1994, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 and the Company's Current Reports on Form 8-K dated July 12, 1995, January 26, 1996 and February 15, 1996 filed with the Securities and Exchange Commission (the "Commission") and the description of the Company's Common Stock contained in its Registration Statements on Form 8-A as filed with the Commission on April 28, 1983, as amended, and October 11, 1988 are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Company's Corporate Secretary at its principal executive offices at 200 Great Valley Parkway, Malvern, Pennsylvania 19355, or by telephone at (610) 651-6000.
                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the Commission's following Regional Offices: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

   The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete; and with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and exhibits thereto. The information so omitted, including exhibits, may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the prescribed fees, or may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

                       [LOGO OF CENTOCOR APPEARS HERE]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued February 16, 1996

                               3,500,000 Shares

          [LOGO OF CENTOCOR     CENTOCOR, INC.
           INC. APPEARS HERE]
                                 COMMON STOCK

                                 -----------

OF THE 3,500,000 SHARES OF COMMON STOCK BEING OFFERED, 700,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND 2,800,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMMON STOCK OF CENTOCOR, INC. IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CNTO". ON FEBRUARY 14, 1996, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $32 1/4 PER SHARE.

                                  -----------

SEE "RISK  FACTORS" COMMENCING ON PAGE 7 HEREOF FOR INFORMATION  THAT SHOULD BE
 CONSIDERED BY PROSPECTIVE INVESTORS.
                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------
                              PRICE $     A SHARE
                                  -----------

                                                      UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1)  COMPANY(2)
                                             -------- -------------  -----------
Per Share...................................   $           $             $
Total(3)....................................  $           $             $

----------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $400,000.
  (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 525,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
      Company will be $          , $           and $          , respectively.
      See "Underwriters."
                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected
that delivery of the Shares will be made on or about           , 1996, at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y. against payment therefor in immediately available funds.
                                  -----------

  MORGAN STANLEY & CO.
     International
            HAMBRECHT & QUIST
                    J.P. MORGAN SECURITIES LTD.

     , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee................................................... $ 39,730
NASD Filing Fee........................................................   12,022
Nasdaq National Market Fee.............................................   17,500
Blue Sky Qualification Fees and Expenses...............................   20,000*
Registrar and Transfer Agent Fees......................................   15,000*
Legal Fees and Expenses................................................  125,000*
Accounting Fees and Expenses...........................................   75,000*
Printing and Engraving.................................................   80,000*
Miscellaneous..........................................................   15,748*
                                                                        --------
 Total................................................................. $400,000*
                                                                        ========

--------
*Estimated.

   The Company will bear all of the foregoing expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The form of Underwriting Agreement filed as Exhibit 1.1 hereto contains certain provisions relating to indemnification. The Pennsylvania Business Corporation Law authorizes the registrant to grant indemnities to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

   Article 5 of Centocor's By-laws provides as follows:

           "INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

   5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS. The Corporation shall indemnify any director or officer of the Corporation or any of its subsidiaries who was or is an "authorized representative" of the Corporation (which shall mean, for the purposes of Paragraphs 5.1 through 5.7, a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and who was or is a "party" (which shall include for purposes of Paragraphs 5.1 through 5.7 the giving of testimony or similar involvement) or is threatened to be made a party to any "proceeding" (which shall mean for purposes of Paragraphs 5.1 through 5.7 any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Corporation, its shareholders or otherwise) by reason of the fact that such person was or is an authorized representative of the Corporation to the fullest extent permitted by law, including without limitation indemnification against expenses (which shall include for purposes of Paragraphs 5.1 through 5.7 attorneys' fees and disbursements), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. If an authorized representative is not entitled to indemnification in respect of a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such person to the maximum extent for the remaining portion of the liabilities.

   5.2 ADVANCEMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any person entitled to indemnification under Paragraph 5.1 in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in Paragraphs 5.1 through 5.7 and may pay such expenses in advance on behalf of any employee or agent on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be prerequisite to the making of an advance.

   5.3 EMPLOYEE BENEFIT PLANS. For purposes of Paragraphs 5.1 through 5.7, the Corporation shall be deemed to have requested an officer or director to serve as fiduciary with respect to an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person as a fiduciary with respect to the plan; excise taxes assessed on an authorized representative with respect to any transaction with an employee benefit plan shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

   5.4 SECURITY FOR INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Directors shall deem appropriate.

   5.5 RELIANCE UPON PROVISIONS. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by these Paragraphs 5.1 through 5.7.

   5.6 AMENDMENT OR REPEAL. All rights of indemnification under Paragraphs 5.1 through 5.7 shall be deemed a contract between the Corporation and the person entitled to indemnification under these Paragraphs 5.1 through 5.7 pursuant to which the Corporation and each such person intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not limit, but may expand, any rights or obligations in respect of any proceeding whether commenced prior to or after such change to the extent such proceeding pertains to actions or failures to act occurring prior to such change.

   5.7 SCOPE. The indemnification, as authorized by these Paragraphs 5.1 through 5.7, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, these Paragraphs 5.1 through
5.7 shall continue as to a person who has ceased to be an officer or director in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors and administrators of such person."

   The Board of Directors of Centocor has determined to provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacity as directors or officers of Centocor.

ITEM 16.EXHIBITS.

   1.1 Form of Underwriting Agreement.
   4.1 Specimen Certificate for Common Stock (incorporated by reference to
       Exhibit 4 to Amendment No. 1 to Form S-1 Registration Statement, File No. 2-80098).
   4.2 Rights Agreement between Centocor, Inc. and the First National Bank of Boston as Rights Agent dated September 26, 1988 (incorporated by reference to Exhibit 4 to Registrant's Current Report on Form 8-K dated September 26, 1988).

   5.1 Opinion of Duane, Morris & Heckscher.*

  23.1 Consent of Duane, Morris & Heckscher (included in their opinion filed as Exhibit 5.1).*
  23.2 Consent of KPMG Peat Marwick LLP.

  24.1 Power of Attorney.**

--------

*  Previously filed under this Registration Statement.

**Incorporated by reference to page II-4 of Part II of the Company's Form S-3
   Registration Statement No. 333-00337 filed with the Commission on January 22, 1996.


ITEM 17.UNDERTAKINGS.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania on February 15, 1996.

                                          CENTOCOR, INC.


                                          By:     /s/ David P. Holveck
                                              ---------------------------------
                                              David P. Holveck,
                                              President and Chief Executive
                                              Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


             SIGNATURES                        TITLE                 DATE
             ----------                        -----                 ----
     /s/ Hubert J. P. Schoemaker       Chairman of the Board     February  15, 1996
-------------------------------------
       HUBERT J. P. SCHOEMAKER

        /s/ David P. Holveck           President, Chief          February  15, 1996
-------------------------------------   Executive Officer
          DAVID P. HOLVECK              and Director
                                        (principal
                                        executive officer)

        /s/ Dominic J. Caruso          Vice President--          February  15, 1996
-------------------------------------   Finance and Chief
          DOMINIC J. CARUSO             Financial Officer
                                        (principal
                                        financial and
                                        accounting officer)


               *                       Director                  February  15, 1996
-------------------------------------
          ANTHONY B. EVNIN


               *                       Director                  February  15, 1996
-------------------------------------
         WILLIAM F. HAMILTON


               *                       Director                  February  15, 1996
-------------------------------------
         ANTONIE T. KNOPPERS


               *                       Director                  February  15, 1996
-------------------------------------
        RONALD A. MATRICARIA


               *                       Director                  February  15, 1996
-------------------------------------
          LAWRENCE STEINMAN


               *                       Director                  February  15, 1996
-------------------------------------
        RICHARD D. SPIZZIRRI


               *                       Director                  February  15, 1996
-------------------------------------
           JEAN C. TEMPEL

*By: /s/ Dominic J. Caruso
     ---------------------------
     DOMINIC J. CARUSO,
     ATTORNEY-IN-FACT

                                 EXHIBIT INDEX
                   (Pursuant to Item 601 of Regulation S-K)

 XHIBITE
  NO.     EXHIBIT                                                                                 PAGE
-------   -------                                                                                 ----
  1.1     Form of Underwriting Agreement.
  4.1     Specimen Certificate for Common Stock (incorporated by reference to Exhibit 4 to
          Amendment No. 1 to Form S-1 Registration Statement, File No. 2-80098).
  4.2     Rights Agreement between Centocor, Inc. and the First National Bank of Boston as
          Rights Agent dated September 26, 1988 (incorporated by reference to Exhibit 4 to
          Registrant's Current Report on Form 8-K dated September 26, 1988).
  5.1     Opinion of Duane, Morris & Heckscher.*
 23.1     Consent of Duane, Morris & Heckscher (included in their opinion filed as Exhibit 5.1).*
 23.2     Consent of KPMG Peat Marwick LLP.
 24.1     Power of Attorney.**

--------

 * Previously filed under this Registration Statement.

** Incorporated by reference to page II-4 of Part II of the Company's Form S-3
   Registration Statement No. 333-00337 filed with the Commission on January 22, 1996.